Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Koning Corporation
5555 Oakbrook Parkway
Norcross, GA 30093
www.koninghealth.com

Up to $2,898,855.85 in Common Stock at $5.69
Minimum Target Amount: $9,997.33

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Koning Corporation
Address: 5555 Oakbrook Parkway, Norcross, GA 30093
State of Incorporation: DE
Date Incorporated: January 14, 2002

Terms:

Equity

Offering Minimum: $9,997.33 | 1,757 shares of Common Stock
Offering Maximum: $2,898,855.85 | 509,465 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.69
Minimum Investment Amount (per investor): $489.34

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Platinum Early Bird

Invest within the first 24 hours and receive 15% bonus shares.

Gold Early Bird

Invest within the first week and receive 10% bonus shares

Silver Early Bird

Invest within the first two weeks and receive 5% bonus shares

Amount Based:

$1k+

Mention on website, newsletter access

$5k+

Free exam at Koning Headquarter Clinic.

$25k+

2 free exams + Zoom call with founders

Previous Backer Bonus

All previous investors will receive an additional 5% bonus shares when they invest in this raise.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Metric Medical will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.69 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $569. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Backer Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Koning is a breast CT device manufacturer - the only company with FDA approval for commercial, diagnostic use. The Koning Breast CT (KBCT) produces real, high-contrast 3D images of the breast with exceptional spatial resolution, no painful compression, in a rapid 7-second exposure—all at radiation levels in the range of diagnostic mammograms. We excel at diagnostic work ups, post-op monitoring, 3D guided biopsy, neoadjuvant monitoring, implant evaluation, contrast enhancement, and density measurements, especially when it comes to imaging small, dense breasts. KBCT is proprietary breast imaging technology built to detect Stage 0 and Stage 1 cancers, finding tumors as small as 2mm and calcifications as small as 200 microns. With prone positioning and no compression of the breasts, KBCT allows for a better patient experience. Each output of the scan is a 3D image, allowing for an evaluation of tissue from any angle, eliminating overlapping structures.

Our initial market entry is focused on a small set of luminary site partners who will foster early adoption. Ultimately, our revenue streams will include through software sales, consumables, add-on accessories, and service and parts fees, as well as a chain of Koning-managed clinics.

The Company has 120 patents, with 6 additional patents filed and pending.

Koning Corporation is a C-corporation organized under the laws of Delaware on January 14, 2002. Koning has one wholly owned subsidiary in China: Koning Tianjin Medical Equipment Co. LTD

Competitors and Industry

Koning is the only independent and dedicated breast CT company, with FDA clearance and compelling advantages over existing modalities. Our competition is focused on making incremental improvements in CT, MRI, X-ray tomosynthesis and ultrasound, whereas we use novel technology to get a clearer picture of each patient. Given the historical precedent set by DBT, we believe that KBCT will soon dominate the medical landscape for breast imaging.

Current Stage and Roadmap

We have over 120 patents and more than 130 peer reviewed journal articles, and 6 dedicated breast CT CPT codes for reimbursement. Thanks to a number of devices placed in prominent hospitals throughout the country and world, our partner clinics are quickly becoming advocates for breast CT as a means of breast imaging. We have a large number of deployed devices to large hospitals across the country. We're focused on getting more installations to make Breast CT accessible to women everywhere.

The Team

Officers and Directors

Name: Lutao Ning

Lutao Ning's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO US
  Dates of Service: May 15, 2018 - Present
  Responsibilities: CEO, all corporate execution, salary $250,000

- **Position:** Board director
  Dates of Service: May 31, 2015 - Present
  Responsibilities: Board director

Name: Ruola Ning

Ruola Ning's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chairman of the Board
  Dates of Service: February 01, 2002 - Present
  Responsibilities: Scientific oversight, salary - $260,000

Other business experience in the past three years:

- **Employer:** University of Rochester
  Title: Senior Scholar
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Professor Emeritus position

Name: Dr. Rajesh Garg

Dr. Rajesh Garg's current primary role is with National Spine and Pain Center. Dr. Rajesh Garg currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 16, 2020 - Present
  Responsibilities: Director, board compensation 40,000 stock options

Other business experience in the past three years:

- **Employer:** National Spine and Pain Center
  Title: Director
  Dates of Service: May 26, 2019 - Present
  Responsibilities: Director

Other business experience in the past three years:

- **Employer:** Medocity
  Title: Board of advisors
  Dates of Service: December 01, 2018 - Present
  Responsibilities: advisor

Name: Matthew Stack

Matthew Stack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: June 20, 2016 - Present
  Responsibilities: With the Company since 2016, Mr. Stack's primary responsibilities over the past three years as the Company's Chief Financial Officer is to manage the Company's financials, books, accounts and records, along with providing strategic direction for the financial planning of the Company. Salary - $100,000

Name: David Georges

David Georges's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** US President
  Dates of Service: April 01, 2015 - Present
  Responsibilities: With the Company since 2015, Mr. Georges' primary responsibilities over the past three years as the Company's President North America is to manage, grow and scale the Company's sales and service in the US and global markets. Salary - $180,000

Name: Dr. Changhua Qiu

Dr. Changhua Qiu's current primary role is with Trim-edicine. Dr. Changhua Qiu currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 01, 2007 - Present
  Responsibilities: As a director, Dr. Qiu provides oversight services to the Company . Board compensation 40,000 stock options

Other business experience in the past three years:

- **Employer:** Forun Technologies
  Title: Managing Director
  Dates of Service: July 01, 2018 - December 31, 2021
  Responsibilities: Managing Director

Other business experience in the past three years:

- **Employer:** Trim-edicine
  Title: CEO
  Dates of Service: January 01, 2022 - Present
  Responsibilities: CEO

Name: Dr. Baozhong Wang

Dr. Baozhong Wang's current primary role is with Dingxin Lianrui Investment and Development Center Executive Partner. Dr. Baozhong Wang currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2014 - Present
  Responsibilities: As a director, Dr. Wang provides oversight services to the Company. Board compensation 40,000 stock options

Other business experience in the past three years:

- **Employer:** Dingxin Lianrui Investment and Development Center Executive Partner
  Title: Executive Partner
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Executive Partner

Name: Lianghai Bing

Lianghai Bing's current primary role is with China Venture Capital Association. Lianghai Bing currently services less than 1 hours per week in their role with the

Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2016 - Present
  Responsibilities: As a director, Dr. Wang provides oversight services to the Company. Board compensation 40,000 stock options

Other business experience in the past three years:

- **Employer:** China Venture Capital Association
  Title: Executive director
  Dates of Service: May 12, 2012 - Present
  Responsibilities: Executive director

Name: Lee Fan

Lee Fan's current primary role is with Hunter Pacific Fund. Lee Fan currently services less than 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 20, 2022 - Present
  Responsibilities: As a director, Ms. Fan provides oversight services to the company. Board compensation 40,000 stock options

Other business experience in the past three years:

- **Employer:** Hunter Pacific Fund
  Title: Founding Partner
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Managing director

Other business experience in the past three years:

- **Employer:** Bitmart
  Title: Chief strategy officer
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Chief strategy officer

Other business experience in the past three years:

- **Employer:** Cipholio Ventures

Title: Partner
Dates of Service: January 01, 2021 - Present
Responsibilities: Partner

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Crowd SAFE should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Crowd CF purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our VeraComplete and Vera Prime3D products. Delays or cost overruns in the development of our VeraComplete and Vera Prime3D and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Koning Corporation operates in the medical device space with a product lifecycle that could take many years to reach profitability. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Koning Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Vera Complete and Vera Prime3D is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 120 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 103,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of Preferred Stock, par value $0.01 per share, of which 1,000,000 shares are designated as Series A Preferred Stock and 204,332 shares are designated as Series B Preferred Stock. As of the date of this Form C, [31,817,449] shares of Common Stock are issued and outstanding, 659,271 shares of Series A Preferred Stock are issued and outstanding and 204,332 shares of Series B Preferred Stock are issued and outstanding, which convert on a 1:10.00 basis. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Our computed tomography, or CT services, and some of our other imaging services require the use of radioactive materials, which could subject us to regulation- related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Our CT services and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. In spite of our safety procedures for storing, handling and disposing of these hazardous materials, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental, health and safety laws and regulations.

Competition in the medical imaging industry may result in competing products, superior marketing and lower revenues and profits for us.

The market in which we intend to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than we do. These companies may succeed in developing, manufacturing and marketing products that are more effective or less costly than our products. The competition for developing a commercial device utilizing computed tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There can be no assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on our business, financial condition, and results of operations.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

All of the states in which we operate require the imaging technologists who operate our computed tomography systems to be licensed or certified. Any lapse in our licenses, certifications or accreditations or those of our technologists, or the failure of any of our sites to satisfy the legal requirements could adversely affect our operations and financial results.

Failure to innovate may adversely impact our competitive position and may adversely impact our ability to drive price increases for our products and our product revenue.

Our future success will depend upon our ability to innovate new products and introduce enhancements to our existing CT services, in order to address the changing needs of the marketplace. We also rely on product enhancements and new products to attempt to drive price increases for our products in our markets. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of our product and purchase our competitors' products as a result of delays in introduction of enhancements to our product and new products, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. We may not have adequate resources to introduce new products in time to effectively compete in the marketplace. Any delays in product releases may negatively affect our business. We also compete with new and existing alternative technologies that are being used to penetrate the worldwide imaging market. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than our products. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins, loss of market share and may render our product obsolete. We cannot guarantee that these alternative technologies will not be commercialized and become viable alternatives to our product in the future, and we cannot guarantee that we will be able to compete successfully against them if they are commercialized.

The markets for competitor's 3D tomosynthesis system may develop faster than the market for our Koning Breast CT product.

The markets for 3D tomosynthesis system and related products may not continue to develop as expected. There is a significant installed base of conventional digital and screen-film mammography products in hospitals and radiological practices. The use of

3D tomosynthesis system or our Koning Breast CT product in many cases would require these potential customers to either modify or replace their existing x-ray imaging equipment. As such products are generally more expensive than conventional mammography products, we believe that a major factor in the market's acceptance of those systems has been and will continue to be based upon the benefits thereof as compared to less expensive technologies. Moreover, as a new technology, there is currently limited, if any, reimbursement for the use of such systems. We believe that our ability to continue to gain market acceptance of our Koning Breast CT systems and follow-on products depends on our ability to demonstrate the clinical efficacy and cost-effectiveness thereof and to secure reimbursement to support the use thereof. We are seeking to work with healthcare providers, insurance companies and other third-party payors in connection with our efforts to promote, and to secure reimbursement for the use thereof. However, we can give no assurance that these efforts will be successful. The markets for such systems and related products have and will continue to be affected by published studies and reports relating to the comparative efficacy thereof, as well as decisions relating to the reimbursement of healthcare providers for the use of the system. The publication of an adverse study, or an adverse decision relating to the reimbursement of the use thereof, would likely significantly impair the adoption of this technology and harm our business. Sales of our Koning Breast CT systems may also be adversely affected by increased competition. Several companies, including Siemens, Giotto, Philips and Planmed, have recently introduced 3D tomosynthesis systems in certain foreign countries, which may compete with our products. We also are aware that other companies, several of which have substantially greater resources than we have, such as GE and Siemens, are developing competing systems for approval. Because the markets for our Koning Breast CT system and related products are relatively new, it is likely that our evaluation of the potential markets for these products will materially vary with time.

Our business is dependent upon future market growth of full field digital mammography systems, digital computer aided detection products, and tomosynthesis as well as advanced image analysis and workflow solutions for use with MRI and CT. This growth may not occur or may occur too slowly to benefit us.

Our future business is substantially dependent on the continued growth in the market for full field digital mammography systems, digital computer aided detection products and tomosynthesis as well as advanced image analysis and workflow solutions for use with MRI and CT. The market for these products may not continue to develop or may develop at a slower rate than we anticipate due to a variety of factors, including, general economic conditions, delays in hospital spending for capital equipment, the significant costs associated with the procurement of full field digital mammography systems and CAD products and MRI and CT systems and the reliance on third party insurance reimbursement. If the market for the products and technologies upon which our products are dependent does not grow or grows too slowly, this could have a material adverse effect on our business

Guidelines, recommendations and studies published by various organizations may reduce the use of our products.

Professional societies, government agencies, practice management groups, private health/science foundations, and organizations involved in healthcare issues may publish guidelines, recommendations or studies to the healthcare and patient communities. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about products similar to ours and those of our competitors. Recommendations, guidelines or studies that are followed by healthcare providers and insurers could result in decreased use of our products. For example, in November 2012, the American Congress of Obstetrics and Gynecologists, known as the ACOG, released updates in which they have recommended less frequent cervical cancer screening similar to guidelines released in March 2012 by the U.S. Preventative Services Task Force, or the USPSTF, and the American Cancer Society. We believe that these recommendations and guidelines may have contributed to increased screening intervals for cervical cancer, which we believe has and may continue to adversely affect ThinPrep's revenues. In addition, on October 20, 2015, the American Cancer Society issued new guidelines recommending that women start annual mammograms at age 45 instead of 40 and have a mammogram every two years instead of annually. This recommendation could result in a decrease in purchases of our mammography systems.

Changes in general economic conditions, geopolitical conditions, U.S.-China trade relations and other factors beyond the Company's control may adversely impact our business and operating results.

The business and operations of the Company and its wholly-owned subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., depend significantly on global and regional economic and geopolitical conditions. Changes in U.S.- China trade policies, and a number of other economic and geopolitical factors both in China and abroad could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. Such factors may include, without limitation: instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets; intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war; and interruptions to the business of the Company and its subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions or cybersecurity incidents, inventory excesses, natural disasters or other disasters such as fires, floods, earthquakes, hurricanes or explosions. Any of the foregoing or similar factors could result in reduced demand for our services which, in turn, could have material adverse effects on our business and results of operations

Dependence on Performance of Subsidiaries

The Company is dependent on the operations, assets and financial health of Koning (Tianjin) Medical Equipment Co. Ltd., its wholly-owned subsidiary. Accordingly, if such subsidiary's financial performance declines this may adversely affect the Company's investment therein, the ability to realize a return on such investment and the financial results of the Company.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
King Horse LLC (Controlled by Lutao Ning)	10,000,000	Common Stock	24.75%
Ruola Ning	10,000,000	Common Stock	24.75%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Convertible Notes, and Republic SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 509,465 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 37,222,543 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 1,414,197 shares to be issued pursant to stock options issued under the 2007 Stock Option Plan.

The total amount outstanding includes 1,846,797 shares to be issued pursant to stock options issued under the 2018 Stock Option Plan.

The total amount outstanding includes 2,144,100 shares to be issued pursant to stock options, reserved but unissued under the 2018 Stock Option Plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 1,000,000 with a total of 659,271 outstanding.

Voting Rights

Except under certain circumstances, each holder of shares of Series A Preferred Stock shall be entitled to one vote for each such share (on an as converted basis, 1:10) as determined on the record date for the vote or written consent of stockholders, and shall vote together with the holders of the Common Stock as a single class upon any items submitted to a vote of the stockholders.

Material Rights

Preferred share holders are not required to convert until a change of control event; but if they convert, the conversion rate would be 1 preferred share for 10 common shares. Their voting rights are based on their common share equivalent.

Anti-Dilution Rights.

The Series A Conversion Price in effect from time to time is subject to certain adjustments for dividends and stock splits, reverse stock splits, certain sales of common stock, mergers and reorganizations, and certain expirations or changes in price for options, warrants, convertible or exchangeable security or any other rights to subscribe for shares of common stock or any securities exchangeable for or convertible into shares of common stock.

Board of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one member of the Board of the Directors of the Company and shall also have the right to remove and replace the Series A Director in accordance with the By-laws of the Company.

Redemption. On or after the fifth anniversary of the Series A Preferred Stock issuance date, at the election of the holders of more than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, the Company shall redeem all, or any portion, of the shares of Series A Preferred Stock then outstanding at a certain Series A Preferred Stock redemption price.

Protective Provisions. In addition to any right provided by law, without the written consent of the holders of a majority of shares of Series A Preferred Stock then outstanding, voting together as a single class, the Company shall not (a) effect certain liquidation events; (b) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws; (c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock, or increase the authorize number of shares of Series A Preferred Stock; (d) purchase or redeem or pay any dividend on any capital stock junior to the Series A Preferred Stock (subject to certain exceptions); (e) create or authorize the creation of any debt security; (f) increase the size of the Board of Directors to a number of members in excess of five directors; (g) change the principal place of business of the Company, enter new lines of business or exit the current lines of business; (h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate of any such person; (i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (j) make any loan or advance to any person, including any employee or director (subject to certain exceptions); (k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (l) make any investment (subject to certain exceptions); (m) incur any aggregate indebtedness in excess of $1,000,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (n) hire or fire executive officers with the prior approval of the Board of Directors; (o) increase the compensation of executive officers, including approving any additional option plans; (p) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; (q) effect any amendment to, or modification of, the certain certificate of designation that would adversely affect the rights or preferences pertaining to Series A Preferred Stock; or (r) reclassify any shares of Series A Preferred Stock.

Series A Preferred Stock Dividends. Each holder of shares of Series A Preferred stock shall be entitled to receive annual cumulative preferential dividends, payable in cash out of funds legally available therefor or in shares of Common Stock at the holder's option, when, as and if declared by the Board. The Series A Preferred stock Dividends will accrue with respect to each such share of Series A Preferred Stock commencing as of the first anniversary of the date of issuance of the Series A Preferred Stock, to the extent unpaid, whether or not they have been declared and whether or not the Company may legally pay such dividends. The aggregate of dividends payable for Series A Preferred Stock Dividends and Series B Preferred Stock Dividends with rates of 8.8% and 6.5%, respectively, if certain conditions occur, totals $4,496,506. Liquidation Preference: Upon the occurrence of certain transactions, each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the

Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, an amount equal to the original purchase price for the Series A Preferred Stock plus the accrued but unpaid Series A Preferred Stock Dividends.

Liquidation Preference. Upon the occurrence of certain transactions, each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, an amount equal to the original purchase price for the Series A Preferred Stock plus the accrued but unpaid Series A Preferred Stock Dividends

Series B Preferred Stock

The amount of security authorized is 204,332 with a total of 204,332 outstanding.

Voting Rights

Except under certain circumstances, each holder of shares of Series B Preferred Stock shall be entitled to one vote with holders of outstanding shares of common stock and Series A Preferred stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action.

Material Rights

Preferred share holders are not required to convert until a change of control event; but if they convert, the conversion rate would be 1 preferred share for 10 common shares. Their voting rights are based on their common share equivalent.

Anti-Dilution Rights.
The Series B Conversion Price in effect from time to time is subject to certain adjustments for certain issuances of common stock, options, convertible securities; certain changes in terms of options or convertible securities; expired or terminated options or convertible securities; dividends; subdivisions or combinations of common stock; and reorganizations, reclassifications, consolidations or mergers.

Board of Directors. The holders of record of outstanding shares of Series B Preferred Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share of Series B Preferred Stock entitled to one vote) one individual to the Board, and shall also have the right to remove and replace the Series B Director.

Rank. The rights attached to the Series B Preferred Stock shall at all times rank (i) senior to the rights attached to common stock and any other class of securities that is specifically designated as junior to the Series B Preferred Stock ("Junior Securities"); (ii) on parity with the rights attached to the Series A Preferred Stock and any other class or series of Preferred Stock of the Company created after July 25, 2014, specifically ranking, by its terms, on parity with Series B Preferred Stock; and (iii) junior to the rights attached to any other class or series of Preferred Tock or other capital stock of the Company created after July 25, 2014 (with the consent of the holders of a majority of the Shares of Series B Preferred Stock) specifically ranking, by its terms, senior to the Series B Preferred Stock.

Protective Provisions. Without the written consent of the holders of a majority of the then total outstanding shares of Series B Preferred Stock, voting together as a single class with one vote per share thereof, the Company shall not, and shall cause its subsidiaries not to take or consummate, any of the actions or transactions as follows: (a) effect a certain liquidation event; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws; (c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series B Preferred Stock, or increase the authorized number of shares of Series B Preferred stock; (d) purchase or redeem or pay any dividend on any capital stock junior to the Series B Preferred Stock (subject to certain exceptions); (e) create or authorize the creation of any debt security; (f) increase the size of the Board of Directors to a number in excess of nine directors; (g) change the principal business of the Company, enter into new lines of business or exit the current line of business; (h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate of any such person; (i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company (except for Koning (Tianjin) Medical Equipment Co. LTD.); (j) make any loan or advance to any person, including any employee or director (subject to certain exceptions); (k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (l) make any investment (subject to certain exceptions); (m) incur any aggregate indebtedness in excess of $1,000,000 that is not included in a Board approved budget, other than trade credit incurred in the ordinary course of business; (n) hire or fire executive officers without the prior approval of the Board; increase the compensation of executive officers, including approving any additional option plans; (o) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; (p) effect any amendment to, or modification of, the certificate of designation that would adversely affect the rights or preferences pertaining to Series B Preferred Stock; or (q) reclassify any shares of Series B Preferred Stock.

Dividends. From and after the date on which the Company initially issued Series B Preferred Stock, cumulative dividends thereon shall accrued, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the compound rate of 6.5% per annum on the sum of the certain liquidation value thereof plus all unpaid accrued and accumulated dividends thereon. The aggregate of dividends payable for Series A Preferred Stock Dividends and Series B Preferred Stock Dividends with rates of 8.8% and 6.5%, respectively, if certain conditions occur, totals $4,496,506.

Redemption. If, on or before the third anniversary of the Series B Preferred Stock issuance date, the Company has not closed a certain change of control or a qualified initial public offering, then the holders of Series B Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of the then outstanding shares of Series B Preferred Stock redeemed by the Company for a price per share equal to that certain liquidation value for such shares, plus all unpaid accrued and accumulative dividends on such shares (whether or not declared).

Liquidation Preference. Upon the occurrence of certain transactions, each holder of outstanding shares of Series B Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount in cash equal to that certain aggregate liquidation value of all certain shares held by such holder, plus all unpaid accrued and accumulate dividends on all such certain shares (whether or not declared).

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $4,332,443.37
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Principal and accrued and unpaid interest at the annual rate of 6% may convert into shares of Common Stock at the conversion price equal to the price paid by investors in a certain qualified financing resulting in gross proceeds to the Company of at least $20,000,000.

Material Rights

There are no material rights associated with Convertible Notes.

Republic SAFE

The security will convert into Common shares and the terms of the Republic SAFE are outlined below:

Amount outstanding: $2,101,141.26
Maturity Date: March 11, 2022
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $200,000,000.00
Conversion Trigger: Next equity round of $5,000,000 or over

Material Rights

There are no material rights associated with Republic SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,172,371.00
  Number of Securities Sold: 818,062
  Use of proceeds: General corporate purposes
  Date: March 10, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: General corporate purposes
  Date: December 09, 2020
  Offering exemption relied upon: convertible debt

- **Type of security sold:** SAFE
  Final amount sold: $2,143,164.09
  Use of proceeds: general corporate uses
  Date: January 17, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $357,779, down from fiscal year 2020 revenue of $3,089,624. Revenue from 2020 were due to fulfillment and delivery of previous pipeline deals that had been signed in 2019. Koning spent 2020 responding to the COVID pandemic environment, including applying for grants, subsidies, and pandemic programs, with no new pipeline deals. The company spent 2021 relaunching it's global marketing campaign and collecting and fulfilling purchases orders from distributors, clinics, and institutions. This activity continued into 2022, resulting in the significant backlog of purchase orders the company has today. The rise and fall in revenue from year 1 to year 2 therefore reflects the company's ability to build, ship, transport, and install each of the Vera units.

Cost of goods sold

Cost of goods sold in 2021 was $153,022 compared with $417,340 in 2020. The lower cost of goods sold is a reflection of the decreased deployment of units in 2021 due to the global COVID pandemic shutting our pipeline down in 2020 and 2021. In 2021, global inventory was stalled due to limited international shipping supply chains, consequently resulting in the limit in the rate with which parts could be accumulated.

Gross margins

Gross margins were $204,757 compared to $2,672,284 or 57% of revenue compared to 87% of revenue. This is a reflection of fulfilling costs of goods sold for 2020 deployed units in 2019 while deals signed in 2021 have primarily yet to be deployed. This increased the backlog of purchase orders without increasing the backlog of inventory parts assets. Koning accumulates some parts when it can purchase major inventory components in bulk, including the image sensors and detectors, however, this activity was limited during the 2021 year, and therefore inventory was not received into Koning's possession.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, financing and regulatory expenses. Predominantly, research and development has been capitalized as it has contributed to the intangible assets on our balance sheet. In order to restart our global efforts to promote and deploy our technology, expenses in 2021 was $2,914,007 compared to $1,054,944.

Historical results and cash flows:

Over the course of the Company's operating history, the Company has put substantial emphasis and capital expenditure on the research and development of the technology and patent space, to the aggregate amount of $42,475,882.

In prior years, the primary method for cash generation has come through investments in forms of equity, convertible equity, crowd funding SAFE. Additionally, the Company had secured significant research grant funding from the National Institutes of Health (NIH), Small Business Innovation Research (SBIR) and National Cancer Institute (NCI) grants. The Company has sold a number of devices to luminary sites and through research agreements that has generated revenue. However, the Company has not become profitable to generate free cash flow.

Going forward, the Company is now maturing out of the R&D phase of its lifecycle. R&D capital expenditure will taper while market development expense - including marketing, promotion and sales expense will increase. Meanwhile, the primary method of generating cash will be through the sale of either manufactured devices or the fees for scan on those manufactured devices. As volumes and fulfillment ramp up, the Company will become profitable and cash flow positive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a revolving line of credit with Chase and Key bank, for a total amount available of $150,000 with a $0 outstanding balance.

The company currently has $1.8 M cash on hand as of July 20, 2022

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are component of a broader capital plan. We are currently in discussions with institutionals on both debt (for inventory and building) and equity (marketing, sales, promotion and R&D) financing.

Additionally, continued cash flow shall enter as our existing signed purchase orders are delivered.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

They are not necessary to the viability of the company, but they do reduce our cost of capital meaningfully and increase our return on equity for existing and prospective investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising $10,000 will not materially change our operating runway. We are able to operate for 13 months if we do not see any more fundraising and no revenues assuming minimal monthly operating expense are $140 K.

How long will you be able to operate the company if you raise your maximum funding goal?

Reaching our maximum funding goal of $40 M will extend our operating runway by 6 years assuming no other revenues or fundraising coming in. Maximum monthly expense will exceed $500 K, excluding any cost of goods to build delivery units

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are a product inventory company - credit and inventory backed loans will be our primary source of growth capital going forward.

Potentially one last equity raise before a change of control event.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $211,400.00
  Interest Rate: 3.75%
  Maturity Date: June 18, 2050

- **Creditor:** Various shareholders
  Amount Owed: $3,558,360.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2023
  Principal and accrued and unpaid interest at the annual rate of 6% may convert into shares of Common Stock at the conversion price equal to the price paid by investors in a certain qualified financing resulting in gross proceeds to the Company of at least $20,000,000.

- **Creditor:** Accounts Payable to related party
  Amount Owed: $47,116.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Accrued Payroll, owed to employees of the company
  Amount Owed: $949,020.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Accounts Payable, including credit card
  Amount Owed: $1,563,645.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Ruola Ning
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company. 2021 2020 Promissory notes payabl $1,000,000 $1,000,000
  Material Terms: As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company.

- **Name of Entity:** University of Rochester
  Names of 20% owners: Ruola Ning
  Relationship to Company: The University owns 2,306,928 shares of the Company's common stock.
  Nature / amount of interest in the transaction: Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to the below material terms. Some of the below fees have already been paid off by the company.
  Material Terms: License fee in the form of 191,710 shares of the Company's Common Stock. Minimum annual royalties from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter. Royalties on licensed products of 2.5% of net sales. Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements. Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product. Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

Valuation

Pre-Money Valuation: $230,180,295.51

Valuation Details:

Koning's valuation of $230M was determined by performing a comparable companies analysis against medical tech companies, women's health companies and consumer facing healthcare companies

We used projections that took into account management assumptions of growth and understandings of growth trajectories for comparable companies. We used the averages of ranges for perpetuity growth and discount rates for the industry for our DCF model and calculated the present value of our estimated future cash flows. We then use the most conservative Revenue multiplier from our analysis (4.5x from a range of 4.5x-5.5x) to reach an implied pre-money valuation of $230.2M.

We believe this valuation is appropriate given our novel technology, strong patent portfolio, FDA approval and demonstrated success in the marketplace.

We also believe our previous success raising capital validates this analysis.

This valuation was calculated internally by the company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock;

In making this calculation, we have <u>not</u> assumed that:

(ii) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,101,141.26 in SAFE notes and $4,332,443.37 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH

DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.33 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  Will continue to promote the Company's mission and crowdfunding campaign to proceed beyond the minimum funding goal

If we raise the over allotment amount of $2,898,855.85, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Marketing and promotion of our no-compression breast cancer detection technology and the clinics that we are opening throughout the country.

- *Research & Development*
  20.0%
  Further development of feature functionality on our current platform. Ongoing FDA approval and compliance costs. Development of new applications for the Koning KBCT

- *Company Employment*
  20.0%
  Growth of the team in the areas of production, field service, marketing, sales and clinical support.

- *Operations*
  34.5%
  Deployment of pilot sites of the Koning Clinic model. Providing OB/GYN and PCP doctors an opportunity to have a KBCT at their disposal and charging them fee for scan services.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.koninghealth.com (n/a).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/koning

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Koning Corporation

[See attached]

KONING CORPORATION & SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: ats@naplescpa.net Website: alantschiffman.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Koning Corporation
Norcross, GA

Opinion

We have audited the accompanying financial statements of Koning Corporation, (A Delaware Company) and Wholly Owned Subsidiary (collectively referred to as the "Company", "we", "us", or "our"), which comprise of the Consolidated Balance Sheets as of December 31, 2021 and 2020, and the related Consolidated Statements of Operations, Consolidated Statements of Changes in Stockholders' Equity (Deficit), and Consolidated Statements of Cash Flows for the two years ended December 31, 2021 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Koning Corporation and Subsidiary as of December 31, 2021, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of The Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of The Company to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in Note 10.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 10 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

CPA PC

ALAN T. SCHIFFMAN, CPA PC

Certified Public Accountants

June 23, 2022

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020

ASSETS	2021	2020
Intangible assets, net	$ 20,533,909	$ 20,564,876
Current assets		
Cash and cash equivalents	522,412	1,099,408
Accounts receivable	322,892	777,636
Interest receivable	-	14,117
Inventory	1,287,758	971,279
Prepaid expenses	402,408	717,860
Prepaid foreign taxes	-	8,956
Other receivables	-	53,834
Total Current Assets	2,535,470	3,643,090
Property and equipment, net	3,430,851	3,623,152
Security deposit and other, net	6,896	12,152
TOTAL ASSETS	**26,507,126**	**27,843,270**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts and credit card payables	1,563,645	1,520,929
Accounts payable, related party	47,116	194,763
Accrued payroll and interest, related party	949,020	1,587,445
Refund payable	400,000	400,000
Deferred revenue (down payment)	530,000	537,899
Other current liabilities	278,720	117,013
Total current liabilities	3,768,501	4,358,049
Long term liabilities		
COVID relief funding	221,400	160,000
Officer loan	1,000,000	1,000,000
Total long term liabilities	1,221,400	1,160,000
Convertible notes	3,558,360	3,683,360
Convertible notes - accrued interest	575,574	355,370
TOTAL LIABILITIES	**9,123,835**	**9,556,779**
Stockholders' Equity:		
Preferred stock	8,636	8,636
Common Stock, $0.001 Par Value; 100,000,000 Shares Authorized; 31,701,963 Shares Issued and outstanding as of December 31, 2021 and 30,899,000 shares issued as of December 31, 2020	31,702	30,899
Additional paid in capital	29,135,349	25,169,887
Accumulated other comprehensive income	(105,947)	(105,947)
Retained deficit	(11,686,449)	(6,816,984)
TOTAL STOCKHOLDERS' EQUITY	**17,383,291**	**18,286,491**
TOTAL LIABLITIES AND STOCKHOLDERS' EQUITY	**26,507,126**	**27,843,270**

See Independent Auditors' Report and Notes to Consolidated Financial Statements

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Sales	$ 222,567	2,690,897
Service contract revenue	95,112	-
Grant revenue	-	389,270
Other	40,100	9,457
TOTAL REVENUE	357,779	3,089,624
Cost of Goods Sold	153,022	417,340
GROSS PROFIT	204,757	2,672,284
RESEARCH EXPENSES		
Payroll	-	47,329
Payroll taxes and employee benefits	-	433
Consultants and outside services	87,115	23,063
Insurance	-	1,896
Travel, meals and meetings	-	1,493
Other expenses	-	841
	87,115	75,055
OPERATING EXPENSES		
Advertising and marketing	118,743	388,529
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	318,583	23,973
Payroll expenses	941,918	326,307
Payroll taxes and employee benefits	114,941	19,029
Travel, meals and entertainment	92,803	21,731
Rent	179,204	105,201
Telephone and internet	8,981	3,510
Office and postage	18,382	32,854
Bank charges	10,479	337
Insurance	129,466	25,789
Royalty fees	25,000	-
Supplies and repairs	7,300	-
Other general and administrative	829,011	32,629
Utilities	32,081	-
TOTAL OPERATING EXPENSES	2,914,007	1,054,944
OTHER (INCOME) & EXPENSES		
Depreciation	70,845	4,800
Development		
Depreciation	264,296	558,532
Amortization	1,095,340	1,944,928
Foreign currency transaction	11,721	(62)
Non operating expenses	400,995	35,143
Interest income	-	(425)
Interest expense	316,953	204,768
Income taxes	65	5,085
TOTAL OTHER (INCOME) & EXPENSES	2,160,215	2,752,769
NET INCOME (LOSS)	**(4,869,465)**	**(1,135,429)**

See Independent Auditors' Report and Notes to Consolidated Financial Statements

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Capital Stock		Additional Paid - in Capital		Accumulated Other Comprehensive Income	Retained Earnings	Total
	Preferred	Common	Preferred	Common			
BALANCE, JANUARY 1, 2020	$ 8,636	$ 30,763	$ 8,931,364	$ 16,075,302	$ (20,661)	$ (5,681,555)	$ 19,343,849
Issuance of shares		$ 136		$ 163,221			$ 163,357
Net income(loss) from operations					$ (85,286)	$ (1,135,429)	$ (1,220,715)
BALANCE, DECEMBER 31, 2020	$ 8,636	$ 30,899	$ 8,931,364	$ 16,238,523	$ (105,947)	$ (6,816,984)	$ 18,286,491
Issuance of shares		$ 803	449,088	3,516,374			$ 3,966,265
Net income(loss) from operations						(4,869,465)	$ (4,869,465)
BALANCE, DECEMBER 31, 2021	**$ 8,636**	**$ 31,702**	**$ 9,380,452**	**$ 19,754,897**	**$ (105,947)**	**$ (11,686,449)**	**$ 17,383,291**

See Independent Auditors' Report and Notes to Consolidated Financial Statements

KONING CORPORATION & SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(4,869,465)	$ (1,135,429)
Depreciation	335,141	563,332
Amortization	1,095,340	1,944,928
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	324,408	(3,203,726)
(Increase)Decrease in accounts receivable	522,695	(3,747,951)
(Increase)Decrease in inventory	(316,479)	(86,508)
Increase (Decrease) in accounts payable	(104,931)	665,266
Increase (Decrease) in accrued expenses	(418,221)	123,073
Increase (Decrease) in deferred revenue	(7,899)	522,496
Increase (Decrease) in other liabilities	161,707	3,556,560
Net cash provided by (utilized in) operating activities	(3,277,704)	(797,959)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment acquisition (disposal)	89,207	(136,279)
Intangible asset acquisition (disposal)	-	-
Increase in deposits	4,060	-
Decrease (Increase) in deferred assets	-	-
Net cash provided by (used in) investing activities	93,267	(136,279)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible note payable net	(125,000)	1,070,975
Proceeds from small business administration	61,400	
Proceeds from issuance of note payable net	-	560,000
Proceeds from issuance of comon stock	2,671,041	-
Net cash provided by (used in) financing activities	2,607,441	1,630,975
Net (decrease)/increase in cash and cash equivalents	(576,996)	696,737
Cash and cash equivalents, beginning of period	1,099,408	402,671
Cash and cash equivalents, end of period	$ 522,412	$ 1,099,408

See Independent Auditors' Report and Notes to Consolidated Financial Statements

KONING CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Koning Corporation & Subsidiary (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware corporation which was organized January 14, 2002. The Company is a development stage company. The Company developmental model utilizes the successful research findings performed by the University of Rochester and formulated a plan to (i) manufacture the prototype technology and equipment, (ii) create and upgrade the computer enhanced software technology, (iii) perform clinical trials, (iv) obtain regulatory approvals and (v) market the healthcare system to institutional and other providers. The Company is a medical imaging company developing advanced imaging technology through Computed Tomography (CT) technology called Cone Beam CT. The Koning breast CT (KBCT) produces a 360-degree, true 3D image of the breast in minimal time, at a per-patient lower cost, and in most instances replaces the need for multiple devices, improving survival rates and outcomes for patients. During 2013, the Company was approved to sell its products in Canada, Europe and other countries accepting CE Mark. In January 2015, the Company received premarket approval from the US Food and Drug Administration (FDA) and in November 2015, the Company received Class III Medical Device approval from China FDA.

Through it clinical trials, the Company has accumulated a proprietary archive of medical data relating to imaging resulting from patient scans. This medical data is not available to any other competitor or healthcare provider and is essential for conducting artificial intelligence based automated reading and assisted radiology technology. In the opinion of management, this data can readily be licensed and marketed to users, educators and others in connection with machine learning and the development of algorithms.

The Company's founder, pursuing the research of radiological breast imaging with the University of Rochester and the University of Rochester Medical Center has obtained an exclusive worldwide license to monetize the imaging technology. See discussions below Related Party Transactions and Commitments and Contracts.

Since January 14, 2002, the Company has relied upon shareholders, grant providers and other investors for funding cash flow to pay for developing, manufacturing, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2021, the Company has generated no profit, has sustained losses aggregating $11,686,449 and has invested $42,475,882 in the imaging technology and equipment development. The Company will likely incur additional losses prior to generating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Notes 17 and 19). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Note 19). The Company is in the process of raising additional capital to fund its continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $5,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 19 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

PRINCIPLES OF CONSOLIDATION

The financial statements for the two years ended December 31, 2021 include the accounts of Koning Corporation and its Chinese subsidiary, Koning (Tianjin) Medical Equipment Co., LTD located in Tianjin, China (Koning Tianjin). All intercompany transactions and balances have been eliminated in consolidation. See discussions below.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include a reduction of governmental reimbursements for imaging procedures, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISKS

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $522,412 and $1,099,408 of cash on hand, respectively.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company has accounts receivable balances of $322,892 and $777,636 respectively.

INVENTORIES

Inventories consist of diagnostic equipment, detectors, tubes and component parts. The inventory is stated at the lower of cost or market, on a specific cost identification method and consists entirely of work in process. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of obsolescence or slow-moving inventory.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. At December 31, 2021, management believes that no impairment of the property and equipment exists.

DEVELOPMENT OF TECHNICAL COMPONENTS AND SOFTWRE ENHANCED COMPUTER CT

Due to the Company's comprehensive relationship with the University of Rochester, see discussion below, in the aggregate, development costs incurred to invest in the development of the technology and to provide the imaging to the public, aggregated $42,475,882.

Prior to January 1, 2019, the Company expensed research and development costs as incurred. In compliance with ASC 985-20, Accounting for Costs of Software to be Sold, Leased, or Marketed, the Company capitalized and carries forward as assets, the costs to develop the equipment and technology. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired outcomes. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the technology and computer enhanced software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021.

INTANGIBLE ASSETS

As a development stage company, management has identified intangible assets which heretofore were expensed as incurred. The intangible costs have several alternative future economic benefits, including the receipt of grants, monetizing clinical trial medical data, producing portable equipment, reusing emitters and detectors, technology licensing and sales, extending low radiation 3D construction software algorithms to other body parts, licensing imaging to non-healthcare industries and other. As a result, management has changed the accounting method for recording intangible assets. See Note 3 below. Certain intangible assets include software costs incurred by the Company's subsidiary in China and are being amortized over a useful life of from ten to twenty years. The Company has patent rights for the use of the technology owned by a related party that is not reported on the balance sheet. Prior to January 1, 2019, the Company's costs of maintaining the use of patented technologies have been expensed as incurred. Some of these patent rights have been sub-licensed to the Company's wholly owned subsidiary. Koning (Tianjin), the Company's subsidiary, has had its patent rights appraised in the past at approximately $2.8 million. This asset is not reported on the subsidiary's balance sheet. The Subsidiary paid a one-time license fee in 2018 aggregating $500,000 which is eliminated in consolidation.

In 2018, the Company purchased a 12% interest in the subsidiary, changing Koning (Tianjin) from a partially owned subsidiary to a wholly owned subsidiary in exchange for Company common shares totaling 1,923,077. In 2014, the 12% interest in the Chinese subsidiary was purchased by an independent venture capital fund (Fund) for $5,000,000. The 12% purchase by the Fund, in the amount of $5,000,000, was based upon an independent appraisal. The Company has accounted for the issue of the common shares to purchase the 12% interest as patents, trademarks, copywrites and other intangible assets.

TRANSLATION OF FOREIGN CURRENCY

The Company translated the assets and liabilities of its foreign subsidiary at year end rates of exchange. The consolidated statement of operations for the year ended December 31, 2021 and 2020 was translated at the average rate of exchange for the year then ended and equity balances are translated at historic rates. The unrealized translation gains and losses were accumulated in a separate component of shareholder's deficit as accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the determination of the net loss.

FAIR VALUE MEASUREMENT

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the years ended December 31, 2021 and 2020.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from product sales when all significant contractual obligation have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

Grant income is recognized as income when eligible expenses are expended and submitted for reimbursement.

For years ending December 31, 2021 and 2020, the Company recognized $357,779 and $3,089,624 in revenue respectively.

DEPOSITS AND DEFERRED REVENUE

The Company records customer deposits and certain unearned grant revenue as deferred revenue until such time as the product is shipped or the grant revenue is earned. The Company's balance at December 31, 2021 and 2020 is $530,000 and $537,899, respectively.

STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment," which replaces SFAS No. 123 and APB Opinion 25. The Company adopted the prospective application method as required by SFAS No 123(R). Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expenses on a straight-line basis(net of estimated forfeitures) over the requisite service period. The requisite service period is generally the same as the vesting period. The Company recognizes the fair value of stock options using a Black-Scholes option pricing valuation model.

ORGANIZATIONAL COSTS

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

ADVERTISING EXPENSE

The Company expenses advertising costs as they are incurred. Such costs approximated $118,743 and $388,529 respectively, for the years ended December 31, 2021 and 2020.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021 and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CHANGE IN ACCOUNTNG METHOD

Effective as of January 1, 2019, the Company changed its method of accounting for development costs applicable to the development of intangible assets, equipment and computer enhanced CT technology, from writing off expenses for income tax purposes as incurred, to capitalizing the costs and accounting for long-lived assets. Due to the change in accounting method, retained earnings as of January 1, 2019 was increased by $20,968,242 representing an increase in capitalized costs of $31,805,428 net of accumulated depreciation of $10,837,186. The capitalized costs are being amortized over from ten (10) to twenty (20) years unless there is an impairment in the value of the software application. If there is an impairment in the asset, then the remaining balance will be written off at the time of the impairment.

In making such changes for the development of specific long-lived assets, having alternative future uses, the Company has applied the following financial accounting series codification releases; ASC 350-40, Internal Use Software, ASC 730, Research and Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed.

NOTE 4 – INVENTORIES

Inventories which are accounted for at the lower of cost or market, consist of the following as of December 31, 2021 and 2020:

	2021	2020
Parts and accessories	$ 794,070	$ 477,591
Detectors and tubes	$ 493,688	$ 493,688
	$1,287,758	$ 971,279

NOTE 5 – PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2021 and 2020 the Company has the following property and equipment:

	2021	2020
Medical equipment	$ 1,967,092	$ 2,013,069
Computer equipment & Software	$ 285,644	$ 163,893
Prototype and engineered development units	$ 5,816,216	$ 5,816,215
Other	$ 15,721	$ 7,658
Total	$ 8,084,673	$ 8,000,835
Less, accumulated depreciation	$ 4,653,822	$ 4,377,683
Property and equipment, net	**$ 3,430,851**	**$ 3,623,152**

NOTE 6 – INTANGIBLE ASSETS

As discussed below, the University of Rochester (University), has conducted and completed extensive research regarding the use of Computed Tomography (CT) technology, called Cone Beam CT. The University obtained patents which it licenses for use to the Company. Currently, the Company is developing the equipment and computer technology. Therefore, as a development stage entity, the Company capitalizes as intangible assets, all costs which it anticipates will provide an alternative future economic benefit. Such assets are amortized over each respective asset's economic useful life which ranges from eight (8) to seventeen (17) years.

The following costs are included as intangible assets, net of accumulated amortization, as of December 31, 2021 and 2020:

	2021	2020
Patents and regulatory approvals	$ 6,103,584	$ 6,313,697
Clinical trials, medical data	$ 25,447,257	$ 24,223,213
Direct and indirect developmental costs	$ 2,849,368	$ 2,785,947
Total	$ 34,391,209	$ 33,322,857
Less accumulated amortization	($ 13,857,301)	($ 12,757,981)
Intangible assets, net	**$ 19,284,257**	**$ 20,564,876**

NOTE 7 - NOTES AND LOANS PAYABLE

LINE OF CREDIT

The Company has a line of credit available from two banks totaling $150,000. Amounts borrowed pursuant to the line of credit accrues interest at the rate of WSJ prime plus 2%. As of December 31, 2021 and 2020 the outstanding balances are $91,481 and $96,967, respectively.

CONVERTIBLE NOTES PAYABLE

During 2020 and 2021, the Company sold convertible promissory notes ranging from $50,000 to $600,000; totaling $1,070,975. As of December 31, 2020, outstanding convertible promissory notes total $3,683,360 and on December 31, 2021 the outstanding convertible promissory notes total $3,558,360. The convertible promissory notes bear interest at the rate of 6% per annum and can be converted into common shares of the Company, along with accrued interest and a 10% equity premium at a per share price of $5.2234.

NOTES PAYABLE – RELATED PARTIES

As of December 31, 2021 and 2020, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company.

	2021	2020
Promissory notes payable	$1,000,000	$1,000,000
Convertible note payable	$3,558,360	$3,683,360

Interest expenses included in the statements of operations, applicable to the Promissory and convertible notes payable, paid and or accrued to related parties during the two years ended December 31, 2021 and 2020 amounted to $97,955 and $65,192, respectively.

SMALL BUSINESS ADMINISTRATION

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11. 2020. The duration and economic impact of the pandemic are uncertain. From time to time the Company obtained funding through the Small Business Administration (SBA) Paycheck Protection Program (PPP). The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 (CAA). The PPP loan shall be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

The Company will elect to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, "Liabilities," the PPP loan remains as a liability until the Company is legally released (obtained forgiveness) from its obligation. The forgiveness received by the Company is recorded as a gain upon the extinguishment of debt in the accompanying statement of operations.

NOTE 8 – GRANT REVENUE

Grant revenues as of December 31, 2021 and 2020 is summarized as follows:

	2021	2020
University of Arizona (a)	$ -	$ 52,230
Chinese Government (b)	-	$ 290,041
Total	**NONE**	**$ 389,270**

(a) Total grant obligation, estimated by management is a total of $566,700

(b) Chinese government funding of the Company's subsidiary development and regulatory approval of the Koning systems

NOTE 9 - INCOME TAXES

The Company has filed its income tax returns for the four years ended December 31, 2021 which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

The Company will continue to expense as incurred, certain development costs, capitalized in the financial statements. Deferred income taxes will arise as a result of the timing differences will arise as a result of such timing differences for the accounting method applied patents, prototype equipment parts, and the development of software applications.

NOTE 10 – CONCENTRATION OF CREDIT RISKS

During the years ended December 31, 2021 and 2020, Company sales were to a limited number of users; from three to four customers.

NOTE 11 – RELATED PARTY TRANSACTIONS

UNIVERSITY OF ROCHESTER

As discussed above the Company has a relationship with the University of Rochester (University) and the University of Rochester Medical Center (URMC) including shared activities in research and development, financing and product licensing. Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to pay the following:

- License fee in the form of 191,710 shares of Company's common stock
- Minimum annual royalties of from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter
- Royalties on licensed products of 2.5% of net sales
- Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements.
- Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product

- Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

For the years ended December 31, 2021 and 2020, the Company had expenses related to the above aggregating $37,270 and $173,665, respectively. As of December 31, 2021 and 2020, the Company owed the University $697,077 and $638,078, respectively.

The University owns 2,306,928 shares of the Company's common stock. The Company leases office space from High Technology of Rochester, Inc. as discussed below. The University is a partner in the lessor of the office space.

AMOUNTS PAID OR ACCRUED TO RELATED PARTIES

Accrued payroll due to officer stockholders is $641,103 as of December 31, 2021 and $425,000 as of December 31, 2020.

NOTE 12 – LEASE CONTRACT ARRANGEMENTS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

A property lease dated October 1, 2019, is a six-year lease requiring a monthly lease payment of $4,679 per month for twelve months and annual rentals thereafter of $57,838 through September 2021; $59,573 through September 2022, $61,361 through September 30, 2023, $63,202 through September 30, 2024.

NOTE 13 – SHAREHOLDER EQUITY

The following sets forth the capitalization of the Company, pursuant to the Certificate of Amendment of the Certificate of Incorporation of Koning Corporation dated January 5, 2012. The Company authorized 103,000,000 shares of capital stock comprised of 100,000,000 shares of common stock having a value of $0.001 per share and 3,000,000 shares of preferred stock having a par value of $0.01. Also, on December 29, 2011, the Company changed the par value of common shares from $0.01 into common shares having a par value of $0.001. As a result, the holders of common stock, received ten (10) shares of common stock for each share of common stock owned on December 29, 2011. Due to anti-dilution clauses in certain stock purchase agreements, the Company has reserved for certain individuals, an additional 42,724 shares of common stock.

PREFERRED STOCK

The Company has two classes of preferred stock that have been issued through the conversion of debt instruments. The 659,271 shares of Series A preferred stock is convertible in 6,592,710 of common stock and calls for dividends, upon certain conditions, to be paid on a preferred basis. the 204,232 share of Series B preferred stock is convertible into 2,043,318 of common stock and calls for dividends upon certain condition, to be paid on a preferred basis. the aggregate of dividends payable for both series of preferred stock with rates of 8.8% and 6.5%, if certain conditions occur, totals $4,496,506.

COMMON STOCK

As of December 31, 2021 and 2020 The Company has 31,701,963 and 30,899,000 shares of its common stock issued and outstanding, respectively.

STOCK WARRANTS

The Company has reserved an aggregate of 591,884 shares for issuance upon the exercise of outstanding warrants to purchase share of common stock at $2.60 per share.

NOTE 14 – STOCK OPTION PLAN

The Company has a 2007 Equity Incentive Plan which authorizes the granting of options to purchase up to 2,500,000 shares of the Company common stock. in 2018 an additional stock option plan was created authorizing an additional 4,000,000 of option shares to be issued.

The exercise price for the shares subject to the options of the Company is equal to the fair market value on the date of the grant utilizing the Black-Scholes option pricing valuation model. No stock based taxable compensation is recorded for stock option grants. Options issued under the Incentive Stock Option Plan have a term ranging from five (5) to ten (10) years from the date of grant with some being contingent upon certain events happening at future milestone dates.

As of December 31, 2021 and 2020, the Company has granted 2,997,098 and 2,956,981 shares of common stock at a weighted average exercise price of $1.47

NOTE 15 – RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

For a complete discussion regarding Licensing Agreement with the University of Rochester, see Note 11 – Related Party Transactions above.

PENDING LITIGATION

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 17– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2002 For the period from inception through December 31, 2021 the Company has incurred losses totaling $11,686,449 and capitalized certain costs of intangible and other assets amounting to $42,475,882. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 18 – SUBSIDIARY COMPANY

In January 2008, the Company organized a wholly owned Chinese subsidiary named Koning (Tianjin) Medical Equipment Co. Ltd. (KTJ). Pursuant to a Stock Purchase Agreement dated November 25, 2014, the Company's Chinese subsidiary received $5 million from a venture capital fund in exchange for a 12% interest in the subsidiary. During 2018, the Company issued 1,923,077 shares of common stock in exchange for the investor's 12% in Koning Tianjin. The Company's purchase of the venture capital fund's investment is recorded at $5,000,000 and has been classified as patents, copywrites, trademarks and other assets of the subsidiary. Retained earnings (deficit) has been adjusted effective as of January 1, 2019 to record the issuance of common stock and the investment in the subsidiary.

The Company participates in transactions with the Chinese subsidiary, inclusive of equipment sales, loans to, and loans from, the subsidiary. Amounts reflected in the captions due to affiliates are noninterest bearing unless otherwise indicated.

KONING CORPORATION & SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Included in due to affiliates is an advance made to the Company in 2019 by a shareholder of the Company of approximately $8,500 to repay the Company's outstanding line of credit.

The subsidiary is audited by a Chinese auditor using U.S. generally accepted accounting principles. The following sets forth balance sheet and operating highlights as abstracted from the Chinese auditor's report in US dollars. Highlights of the balance sheet follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO., LTD.
Balance Sheet – Highlights
December 31, 2021 and 2020
(Audited) (Rounded to the Nearest $1000)

	2021	2020
Assets		
Cash	$ 15.3	$ 1,071.9
Accounts receivable, net	$ 330.6	$ 777.6
Inventory	$ 352.8	$ 140.6
Prepayments, Shareholder & other	$ 402.4	$ 716.1
Other assets	$ 2.2	$ 53.8
Plant and equipment, net	$ 4.1	$ 6.4
Total	**$ 1,107.4**	**$ 2,767.6**
Liabilities and Shareholder Equity (Deficiency)		
Trade and other payables	$ 393.4	$ 588.4
Other liabilities	$ 3,484.4	$ 3,121.0
Shareholder's equity:		
Capital	$ 4,282.6	$ 6,088.2
Retained earnings (deficit)	$ (7,053.0)	$ (6,752.9)
Total	**$ 1,107.4**	**$ 2,767.6**

The audited highlights of the Statements of Operations for the two years ended December 31, 2021 in US dollars, are as follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO LTD.
Statement of Operations – Highlights
Two Years Ended December 31, 2021 and 2020
(Audited)

	2021	2020
Sales revenues	$ 102,567	$ 1,418,425
Costs of Goods Sold	$ 36,402	$ 386,859
Operating expenses, net	$ 1,947,394	$ 852,754
Interest expense	$ -	$ 72,873
Net Loss (i)	**$ 1,881,229**	**$ 28,733**

(i) Earnings before income tax expense, depreciation and amortization

NOTE 19 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2022 through June 23, 2022, the date that the financial statements were available to be issued. See discussions below.

CROWDFUNDING OFFERING

As of June 15, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $5,000,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

ISSUANCE OF SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $5,000,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).
f) ***Surcharges*** means the following fees as incurred by the

Republic commissions on the funds successfully raised and offering fees of 6% commission fee and 2% of the securities issued in this offering.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

MANAGEMENT'S EVALUATION

Management has evaluated subsequent events through June 23, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Koning

A Better Approach to Breast Imaging


Koning
Koning
A No-Compression, True 3D Breast CT

Website · Norcross, GA · HEALTH TECH

$13,721 raised

$2,101,141 previously crowdfunded

4 Investors	$230M Valuation
$5.69 Price per Share	$489.34 Min. Investment
Common Shares Offered	Equity Offering Type
$2.9M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At Koning Health, we designed a breast-only CT scanner for highly accurate early detection of breast cancer without the uncomfortable compression of mammograms. Our highly detailed 3D imaging aims to detect cancer at its earliest stages, preventing the need for tedious recovery processes and potentially saving the lives of millions.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Lifesaving technology:** Our technology detects tumors as small as 2 millimeters and calcifications as small as 2 microns, allowing for the diagnosis of Stage 0 and 1 cancers before they can spread while they still have a 99%+ five-year survival rate.
- **Regulatory approval:** The US market for breast imaging is preparing for rapid expansion, with 6 dedicated CT CPT codes that went into effect in 2021 providing reimbursements to private and public payers (AMA, CMS).
- **Seasoned management team with significant fundraising experience:** We have raised $55 million to date through venture funding, and $2.5 million on Republic.com, demonstrating a proven track record for raising funds. We have signed agreements with several new hospitals and clinics for installations in the upcoming year.

OVERVIEW

Bringing Breast Imaging into the 21st Century


A Better Way Of Breast Imaging
FDA-approved diagnostic breast CT device
—
No painful compression and high accuracy

Koning Health manufactures an FDA-approved diagnostic breast CT device already being used in clinics around the world. Our 3D imaging requires no painful compression and provides highly accurate detection of Stage 0 and 1 cancers, especially in patients with small or dense breasts or implants where mammograms often cannot detect small tumors.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Koning:

$489+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Platinum Early Bird
Invest within the first 24 hours and receive 15% bonus shares.
0 days 23 hours 1 mins 23 secs

$1,000+ Investment
$1k+
Mention on website, newsletter access

$5,000+ Investment
$5k+
Free exam at Koning Headquarter Clinic

$25,000+ Investment
$25k+
2 free exams + Zoom call with founders

25K+

Patients reached and we're only expanding

The Koning Breast CT (KBCT) is the first of its kind to be in-market. We believe we have the potential to save millions of lives as the comfort of our procedure encourages more frequent imaging and the accuracy of our technology detects cancer before it spreads.

THE PROBLEM

Mammograms are Uncomfortable and Provide Limited Detection

Breast cancer is **the most diagnosed cancer in women** in the US

22% Survival rate at Stage 4 detection

50% Of women won't get mammograms

70% Mammogram miss rate for dense breasts

There are over 83 million women in the U.S. who are 40 years and older (Source). However, according to the MQSA (Mammography Quality Standards Act Program), only 40 million women were reported to get their annual mammogram last year (Source). This makes for over 50% non-compliance rate in regards to women who receive their annual breast exam.

Breast cancer is the most diagnosed cancer in women in the U.S. and the second leading cause of cancer death in American women. With breast detection Stages 0 or 1, there is a 99% 5-year survival rate. However, with Stage 4 detection, that number drops to 22%.


Same Breast,
Different Technology
Koning
FDA
APPROVED
Mammography
KBCT

Mammograms are a lifesaving procedure, however, the limitations of 2D imaging cause mammograms to fail to detect up to 30% of early stage breast cancers, a number that rises to 70% for women with dense breasts.

THE SOLUTION

Improved Breast Imaging for Better Diagnostics



*The above is a rendering of the company's product. Images are computer generates demo versions. Product is currently in use globally.

The KBCT delivers high contrast 3D breast imaging without the need for painful compression. In a rapid 7-second exposure with the patient in a comfortable prone position, the KBCT takes a 360-degree scan, allowing for the evaluation of breast tissue from all angles. Our technology is able to detect Stage 0 and 1 tumors as small as 2 millimeters and calcifications as small as 2 microns, making early detection easier than ever.


7 sec.
Exposure time
360
Degree scan
2 mm
Tumor sizes can be detected

Dr. Richard Ha, a prominent Breast MRI specialist familiar with Breast CT has stated: Mammography detects on average 3 to 4 breast cancers per thousand while DBT is said to detect 4 to 5 per thousand. Multiple publications have shown Breast MRI sensitivity and specificity increases the detection rate up to 20 to 24 per thousand. Dr. Ha predicts Breast CT with contrast will be on par with Breast MRI detection rates. Breast CT introduces compression free, low dose and true 3-dimensional breast imaging and unlike Breast MRI, Breast CT can visualize calcifications, often an early indicator of disease (Dr. Richard Ha - Columbia University Irving Medical Center).

Each Output of a Scan is a 3D Image



Non-contrast



Contrast Enhanced



Blood Vessels



Calcifications

Currently, we sell our devices to clinics and hospitals around the world, and we also provide a fee-for-scan option to clinics that cannot afford the whole price upfront. As we grow, we plan to build our own "Koning Clinics" managed by partner doctors so our technology can be made available to patients on as great a scale as possible.

THE MARKET

Koning Accelerates Commercialization with New Go-to-Market Plan

Koning is ushering in a new business model that caters to retail healthcare with Koning Clinics in major metropolitan areas. Once the pilot program is complete, we plan to expand through the use of retail partners like CVS, Walgreens, etc.



06
Dedicated CT CPT codes
in practice as of 2021

The US market for breast imaging is preparing for rapid expansion, with 6 dedicated CT CPT codes approved as of May 2020 providing reimbursements to private and public payers. These dedicated breast CT CPT codes demonstrate a growing demand in the industry for breast CT.

OUR TRACTION

Enthusiastic Support for Our Patented, Approved Technology



MAJOR MILESTONES
$55M
already raised
120
patents completed
More than
25K
patients
FDA
Approved

Since our launch, we have hit a number of major milestones:

- 120 patents, with 6 additional patents filed and pending.
- FDA and EMA approval for the device.
- Regulatory approval in North America, Australia, and across countries in Asia.
- 20 installations around the world, illustrating rapid growth.
- Over 25,000 patients scanned using our technology.
- Previous crowdfunding raise on republic.com of $2.5 million.
- Version 2 of the Koning Breast CT, rebranded as Vera by Koning.
- Signed agreements with several new hospitals and clinics in the US with installations upcoming this year, starting with Arkansas Heart Hospital in Little Rock, AR.

PARTNERSHIPS

Collaborating to Expand Access to Our Technology

Remote Readers
As Koning grows and expands not only into more hospitals, but also into family clinics around the country, we will be partnering with DocPanel, the world's first on-demand, pay-as-you-go, contract-free service offering radiological reads, second opinions, educational consults, and diagnoses from high-caliber subspecialty radiologists at prestigious academic hospitals. This partnership is key to Koning's expansion and will alleviate any issues that might have arisen.

Distributors
Koning is partnering with Alpha Medical Equipment Company, an exclusive distributor and service provider of medical diagnostic imaging equipment throughout the New York, New Jersey, and Northeastern Pennsylvania areas.

WHY INVEST

Building a Better Future for Breast Cancer Treatment


Our tech is raising standards for
breast cancer diagnosis and treatment

Koning is the only independent and dedicated breast CT company, with compelling advantages over existing modalities. Our competition is focused on making incremental improvements in CT, MRI, X-ray tomosynthesis and ultrasound, whereas we use novel technology to get a clearer picture of each patient. Given the historical precedent set by DBT, we believe that KBCT will soon dominate the medical landscape for breast imaging.

Koning Breast CT is raising the standards for breast cancer diagnosis and treatment across the globe. Our mission is to save millions of lives through early detection and increased compliance due with our painless imaging.

In an industry experiencing rapid expansion, we have a product that dramatically improves imaging and diagnostic capabilities protected by 120 patents and already in-market. Join us as we provide our lifesaving technology to patients everywhere.



2002

Koning Launches

Koning Corporation is founded as a Delaware C corporation and receives exclusive license from the University of Rochester for Cone Beam CT and Cone Beam Breast CT technology.

2006



Designs and starts clinical trials of first KBCT prototype

Dr. Ning and his group designed the first commercial grade Cone Beam Breast CT specifically for breast imaging. This is the first time true 3D, isotropic images were introduced to breast imaging.


FROST & SULLIVAN

2008

Funding acquired to accelerate development

Secures $3.2M of US funding to accelerate development

2010



First clinical paper published

First clinical paper published showing positive results from 2006-2008 clinical trials

CE Mark

2012

CE mark clearance

Receives CE mark clearance

2017

FDA Approval

Commercial version of KBCT approved by FDA

2018

CFDA Approval

Regulatory approval received for Canada, Singapore, Australia, Thailand, and Qatar Commercial version of KBCT approved by CFDA

2020

Receives 6 CPT Codes

AMA authorizes dedicated breast CT CPT code for diagnostic use

In the Press

CISION PR Newswire

CISION PR Newswire

CISION PR Newswire

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Meet Our Team



Lutao Ning

Chief Executive Officer & Director

Lutao Ning holds an MBA from INSEAD and graduated magna cum laude from Duke University with a BSE in Biomedical Engineering and a Markets and Management Certificate. As a core member of the technology, media and telecom practice area of Boston Consulting Group, he has led case teams for major technology, medical device, and pharmaceutical clients in topics ranging from product development, organizational design, and corporate development. In 2013, he led the effort for the Board of Directors of Dell in the, then, largest take-private transaction in history.

Lutao has worked as an advisor to Koning in business strategies since its inception. His contributions formed the basis of the operations plan and financial forecast. He is now the CEO of Koning US and COO of Koning Global, where he is in charge of business operations, financing, human resources, government relations and regulatory approval.



Ruola Ning

Founder and Global Chairman of the Board

Dr. Ruola Ning is a graduate of the University of Utah with an MS and Ph.D. in Electrical Engineering. He is a Professor of Imaging Sciences, and Electrical & Computer Engineering at the University of Rochester, and the inventor of over 80 issued patents for medical imaging technology. He has published and presented over 120 scientific papers at conferences and in peer reviewed journals and has accumulated over twenty years of experience in Cone Beam CT and has been awarded over $11 million in research grants from the National Institutes of Health at University of Rochester.

As a true visionary in his field, Dr. Ning has positioned Koning Corporation to become the commercial leader in Cone Beam CT Technology while continuing to lead his world renowned scientific team in Cone Beam CT research. Dr. Ning was the recipient of the Inventor of Year 2015 grant prize by The Rochester Intellectual Property Law Association (RIPLA). He holds an American Board of Radiology (ABR) Certificate in Diagnostic Radiologic Physics.



Matthew Stack

Chief Financial Officer

Matthew Stack is the Chief Financial Officer at Koning Corporation. Matt's prior experiences include managing acquisitions for a $120M corporate-led technology buyout fund in Palo Alto, as well as spending six years at The Boston Consulting Group in the Boston and New York offices, where he worked on projects in the Health Care, IT, Retail, Industrial Goods, and Strategy practice areas. Before BCG, Matt co-founded and invested in a healthcare software startup, a small electronics company, an advanced composites design firm, and a semiconductor distribution company that traded high performance semiconductor chips between Shenzhen, Tokyo, and Tecate. Matt has also served as the Director of Computational Science at Mars Corporation.

Matt holds a B.S.E. in electrical engineering from Princeton University. He is a benefactor and sponsor of the TEDx conference series, and has sponsored research at the Santa Fe Institute in New Mexico, the Strategy Institute in New York, MIT's Broad Institute, the Highlands Forum, the University of Oxford, and the Department of Defense.



David Georges

US President

David Georges has been a global business leader in Breast Imaging for the past twenty-five years, contributing to the introduction and substantial market growth of innovative products dedicated to the early detection of breast cancer including mammography, breast biopsy, computer aided detection, breast ultrasound and automated breast ultrasound. David has established manufacturing sites, supported luminary sites for new product introduction, and established physician and technologist training centers. He has held senior executive positions in companies such as Transworld, Lorad, Hologic, R2, SuperSonic Imagine, iVu and U-systems; the latter of which was purchased by GE.

Since joining Koning, David has led the effort to move the company from a Research and Development group to one that is prepared for commercializing Koning's KBCT. David's industry relationships have introduced opportunities to establish critically important luminary partners. With a knowledge of global distribution, David has expanded the Koning installation base to Thailand, Qatar, and Netherlands.



Naomi Cosman

VP of Marketing

Naomi Cosman is the Vice President of Marketing for Koning and was brought onto the Koning team to implement and direct a clear marketing strategy. She oversees all marketing initiatives including PR, social, creative, website, campaign creation and implementation, and more.

After graduating from the University of Wisconsin-Madison early with a double major (Communications and French), Naomi received a Certificate of Integrated Marketing from NYU and a Certificate of Business from Harvard Business School. Naomi spent five years in a Fortune 500 company focusing on branding, brand alignment across teams, and campaign launches. She spent another five years working with various startups across multiple sectors, which ultimately led her to Koning Health.

Naomi works with the rest of Koning's leadership to build on previous marketing work. She brings a unique perspective to the company with the goal of increasing Koning's overall brand awareness, public outreach and communications - all in a way worthy of a revolutionary women's healthcare company.



Ty Cowart

Senior Director of Global Regulatory Affairs and QA

Mr. Cowart brings over 35 years of experience bringing novel medical technologies to market through the regulatory process of FDA, BSI, TUV, TGA, EU, as well as CFDA and Japan ministry of health. Mr. Cowart has led 15 successful PMA processes, and dozens of PMA supplements, 510 Ks and related approvals. Most recently, Mr. Cowart was the Senior Director of Regulatory of Cardio Mems, a class III invasive surgical implant, achieving a PMA approval in record time. Mr. Cowart will be responsible for ensuring QA compliance is followed and the regulatory approvals and supplements for the KBCT systems are achieved in the most expedient and efficient manner. Mr. Cowart is a graduate of the University of Georgia with MPA and MBAs from Georgia Southern and a JD from Woodrow Wilson College of Law.



Shawn Liu

Director of R&D

Mr. Liu earned his MS degree in Software Engineering from Tsinghua University and MS degree in Electrical & Computer Engineering from University of Rochester. He has nearly 20 years' experience of software and hardware design, development and management, including distributed information systems, compute-intensive applications and real-time control systems. He also has nearly 15 years of extensive experience in medical system development, image analysis and processing, accurate 3D reconstruction and rendering, and computer-aided detection/diagnosis based on big data and deep learning. He has participated in a number of government grants related to cone beam CT research worldwide, and holds several patents. He joined the Cone Beam CT research lab at University of Rochester Medical Center in 2005 and has been involved in cone beam CT system integration and image research.

He joined Koning in 2008 and has been spearheading the work for the system design and control, image acquisition and processing, system integration and other R&D works of Koning Breast CT and its successors. He also participated in the leadership of the quality management, clinical trials and regulatory approvals in various regions over the world. He has a wealth of knowledge and experience for product development and team leadership



Dr. Roger Zhang

Director of Clinical Affairs

Dr. Roger (Xiaohua) Zhang graduated from University of Rochester with a PhD of Electric and Computer Engineering. Dr. Zhang has more than 15 years of experience in Koning Breast CT technology and breast imaging modalities.

As the Imaging Scientist and Director of Clinical Affairs of Koning Corporation, Dr. Zhang took part in the design and evaluation of Koning's products and hardware/software features. Throughout his time at Koning, Dr. Zhang has led many projects on Koning Breast CT clinical evaluation and has worked closely with clinical experts in clinical studies to evaluate the safety and efficacy of Koning products in a clinical application environment.



Kathy Byrnes

Clinical Specialist

Clinical applications specialist for an elite group of 16 individuals in a start-up, first-of-its-kind medical imaging device company. Supervise and manage first US install of unit, integration of imaging software and training radiologists and techs in utilization and applications of Breast CT scanner. Currently registered and licensed as radiologic technologist. Extensive knowledge of medical procedures and protocols in hospitals as well as clinical settings.



Dr. Rajesh Garg

Director

Dr. Garg is a strategic, inspirational, values-based health care leader with a proven P&L track record. He is deeply experienced across multiple segments of health care including biopharma, providers/payors, medical device, and ancillary service companies. He builds exceptional aligned senior teams with commitment to delivering tangible results. His global experience spans North America, Europe and Asia and substantive expertise covers the corporate value chain as well as a broad range of C-suite topics.



Dr. Changhua Qiu

Director

Experienced Professional with a demonstrated history of substantial value-add for clients in the financial services industry. Skilled in Investment Management, Equity Research, Start-ups, Corporate Finance, and Scientific Research. Strong education background with a MBA focused in Finance and a Ph.D in Applied Physics.



Dr. Baozhong Wang

Director

Mr. Baozhong Wang is currently the Chairman of Beijing Dingxin Lianrui Investment Co., Ltd. Mr. Wang Baozhong has served as the director of Zhonghengxin CPA Accounting Firm, the deputy general manager of China Beijing International Economic Cooperation Corporation, the chairman of Beijing Guoyuan Investment Consulting Co., Ltd., and the independent director of Zhongguancun Science and Technology Development Co., Ltd. (a listed company). With a deep professional background in accounting, finance, business administration, etc., he has held leadership positions in various types of enterprises, presided over and implemented a number of investments, mergers and acquisitions and restructuring projects. He has a deep understanding of enterprises, and has rich practical experience in investment management, enterprise restructuring, listing, and mergers and acquisitions. Mr. Wang holds a Master of Accountancy from Northeastern University in Finance and Economics, a Ph.D. in Finance from Renmin University, and an MBA from Roosevelt University (USA). In addition, Mr. Wang Baozhong is a certified public accountant and certified asset appraiser.



Lianghai Bing

Director

Mr. Hai Bing Liang, Chinese citizen, is appointed as Executive Director at China Venture Capital Association, Vice Director at Shanxi Venture Capital Association, and Vice President at Shanxi Credit Association. He is a legally qualified lawyer, and has obtained Bachelor of Law from Northwest University of Politics and Law, Master of Economics from Xi'an Jiao Tong University, EMBA from Cheung Kong Graduate School of Business, and Doctor of Business Administration from Xi'an Jiao Tong University.

He has 17 years of work experience in financial investment and organizational management. With his rich experiences in the field of scientific and technological innovation and venture capital investment, he has provided investment and management services for hundreds of institutions.



Lee Fan

Director

Lee Fan is a cross functional tech executive with over sixteen years of finance and venture capital experience on Wall Street and in Silicon Valley. She brings a unique blend of financial expertise, strategic advisory, and operational skills to tech, crypto, and investing. Lee holds a B.S. degree in Economics from Duke University (2006) with minors in Biology and Japanese, and an MBA from Wharton at the University of Pennsylvania (2011). From 2006 to 2017, Lee had a decade long career in investment banking at Morgan Stanley, Evercore Partners, and Bank of America Merrill Lynch, advising her clients on strategic capital market and M&A opportunities. She has worked on dozens of IPOs, Follow-On Offerings, and M&As across healthcare, consumer retail, and internet industries. After her successful career in investment banking, Lee served as Senior Vice President at ZZ Ventures, where she led the investing effort in disruptive technology companies with a primary focus on consumer internet and fintech startups. Lee was the first Chief Financial Officer at GrubMarket from 2018 to 2020. She also works with the SPAC sponsor Trepont Acquisition Corp. Lee is currently the Chief Strategy Officer of BitMart, a top tier digital assets trading platform and exchange. Additionally, Lee serves on Board of Directors and Advisory Board for tech startups and VC funds.

Offering Summary

Company	Koning Corporation
Corporate Address	5555 Oakbrook Parkway, Norcross, GA 30093
Offering Minimum	$9,997.33
Offering Maximum	$2,898,855.85
Minimum Investment Amount (per investor)	$489.34

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,757
Maximum Number of Shares Offered	509,465
Price per Share	$5.69
Pre-Money Valuation	$230,180,295.51

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Platinum Early Bird

Invest within the first 24 hours and receive 15% bonus shares.

Gold Early Bird

Invest within the first week and receive 10% bonus shares

Silver Early Bird

Invest within the first two weeks and receive 5% bonus shares

Amount Based:

$1k+

Mention on website, newsletter access

$5k+

Free exam at Koning Headquarter Clinic.

$25k+

2 free exams + Zoom call with founders

Previous Backer Bonus

All previous investors will receive an additional 5% bonus shares when they invest in this raise.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Metric Medical will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.69 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $569. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Backer Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Speaker 1 (00:00):

Annual breast exams are recommended for women over 40, but mammograms are painful. They can be so uncomfortable that they account for more than 50% of women avoiding their annual breast exams. Is there another option? If you fall into the category of women who dread getting a mammogram, it is important to know your breast imaging options. The most common form of breast imaging today is the conventional mammogram conventional mammograms use x-rays to take images of the breasts. Compression is used to obtain these images. If you have dense breasts and or if you receive an inconclusive mammogram, you might be asked to get an ultrasound ultrasound exams, use sound waves and no compression to help the physician find potential lesions. However, ultrasounds are not able to see calcifications, which is often an indication of disease. If an ultrasound is inconclusive, or if you have a history of breast cancer, you might be asked to get an MRI. MRIs, use a magnetic field and radio waves to get more conclusive images. However, MRIs can be expensive and doctors do not recommend getting too many MRI exams. It's time to change the status quo in women's health coating health is making the discomfort of breast exams. A thing of the past with its new coating breast CT, K B C T a non compression, true 3d alternative to conventional mammograms.

Speaker 2 (01:27):

One of the disadvantages of our standard technology is the anxiety. It causes in women who get recalled for findings. That may not be real. And we're hoping that the breast CT will markedly drop that it's as if somebody's standing with a camera and moving one degree and taking a picture as they go around something, it takes 10 seconds. And while it does that 10 seconds, it's taking about 300 images as it goes around. And then the computer technology can get all that information and put together a picture that will allow you to see in any plane that you want, what you're looking at. So you can instantly tell gee, this is a real finding

Speaker 3 (02:13):

We've known for years that, um, finding breast cancer early is one of the ways we can really help women live with breast cancer instead of dying for breast cancer. If we can find breast cancer, when it's really small, before it's spread from the breast, we can save a woman's life. Coating breast CT is a true three dimensional image of the breast. The detector is surrounding the woman's breast. And so the cancers have nowhere to hide in the breast. There's no way for overlapping tissue to be in the way from every

Speaker 4 (02:44):

Angle I've been working with cone BM CT since 2002 with coning. And we've been working with diagnostic patients in the research phase, but what I've seen in multiple studies that we've done at Elizabeth Wendy new breast care is that the vocal spot size, the improved detector, as well as the exquisite S spatial resolution allows me. When I'm looking at these images to see cancers that are four millimeters or less in signs.

Speaker 5 (03:14):

One of the benefits from this also is that maybe we'll be more likely to pick out, which are the true abnormalities from the false abnormalities, and then do less fine.

Speaker 1 (03:22):

What more about Kooning in our mission, visit us@wwwdotinghealth.com or check us out on social media.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:49 PM 08/27/2007
FILED 02:24 PM 08/27/2007
SRV 070960042 - 3480092 FILE

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

of the

SERIES A PREFERRED STOCK

of

KONING CORPORATION

Pursuant to Section 151 of the General Corporation
Law of the State of Delaware

I, Dr. Ruola Ning, being the sole member of the Board of Directors of Koning Corporation (the "Company"), a corporation organized and existing under the laws of the State of Delaware, in accordance with Section 151 of the Delaware General Corporation Law, hereby consent to the following actions and adopt the following resolutions:

FIRST: The Certificate of Incorporation of the Company, as amended to date, authorizes the issuance of up to 3,000,000 shares of preferred stock, par value $0.01 per share.

SECOND: The Board of Directors of the Company duly adopted the following resolutions authorizing the creation of a new series of such preferred stock, to be known as "Series A Preferred Stock", stating that 1,000,000 shares of the authorized and unissued preferred stock shall constitute such series, and setting forth a statement of the voting powers, designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof as follows:

BE IT RESOLVED, that the terms of the Series A Preferred Stock shall be as follows:

1. Designation of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Series A Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), are set forth below. The number of shares of Series A Preferred Stock shall initially be 1,000,000.

2. Dividends.

2.1. Series A Preferred Stock Dividends. Each holder of shares of Series A Preferred Stock shall be entitled to receive annual cumulative preferential dividends ("Dividends"), payable in cash out of funds legally available therefor or in shares of Common Stock at the holder's option, when, as and if declared by the Board of Directors. The Dividend with respect to each share of Series A Preferred Stock held by such holder will be calculated as follows: (A) if the holder elects to receive the Dividend in cash (the "Cash Dividend"), the Cash Dividend, will be equal to in an amount equal to the product of (i) the amount such Series A Preferred Stock holder paid to the Company in exchange for his or her Series A Preferred Stock (the "Original Purchase Price") and (ii) 8.8%; and (B) if the holder elects to receive the Dividend in shares of

Common Stock (the "Stock Dividend"), the Holder will have the right to receive the number of shares of Common Stock equal to the quotient of the Cash Dividend divided by the "Dividend Conversion Price," which shall initially be $6.0673 per share and shall be subject to adjustment for stock splits, reverse stock splits and the like, provided however, that the Company will not be obligated to deliver to the holder of Series A Preferred Stock any fractional share of Common Stock issuable pursuant to this Section 2.1, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law. The amount calculated based on the immediately preceding sentence, if unpaid, will be compounded annually, beginning on the first anniversary of the date of issuance of the Series A Preferred Stock (the "Series A Preferred Stock Issuance Date"), subject to proration for partial years on the basis of a 365-day year (the "Series A Preferred Stock Dividends").

2.2. The Series A Preferred Stock Dividends will accrue with respect to each such share of Series A Preferred Stock commencing as of the Series A Preferred Stock Issuance Date, to the extent unpaid, whether or not they have been declared and whether or not the Company may legally pay such dividends. The Series A Preferred Stock Dividends shall become due and payable with respect to any shares of Series A Preferred Stock as provided in Sections 3 or 6 of this Certificate. Dividends paid in an amount less than the total amount of the Series A Preferred Stock Dividends at the time accrued and payable on all outstanding shares of Series A Preferred Stock shall be allocated pro rata among all such shares of Series A Preferred Stock at the time outstanding based on the amount of accrued dividends on each such share.

2.3. So long as any shares of Series A Preferred Stock are outstanding and the Series A Preferred Stock Dividends have not been paid in full in cash (i) no dividend whatsoever (whether payable in cash or in securities of the Company) shall be paid or declared, and no distribution shall be made, on any shares of the capital stock of the Company, except for dividends on the Series A Preferred Stock; and (ii) except as authorized by vote of the Series A Preferred Stock pursuant to Section 8 or otherwise permitted under Section 8, no shares of the capital stock of the Company shall be purchased, redeemed or acquired by the Company and no monies shall be paid into or set aside or made available for a sinking fund for the purchase or acquisition thereof.

2.4. All numbers relating to the calculation of dividends pursuant to this Section 2 shall be subject to equitable adjustment in the event of any stock split, combination, reorganization, recapitalization, reclassification or other similar event involving a change in the Series A Preferred Stock.

3. Liquidation, Dissolution or Winding Up.

3.1. Liquidation Preference. Upon (i) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or (ii) (A) a merger or consolidation of the Company with or into another entity (except for a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least a majority of the outstanding voting power of such surviving corporation), (B) the sale or transfer of all or substantially all of the assets of the Company (for this purpose "substantially all" shall mean properties or assets with a fair market value equal to 60% or more of the fair market value of the Company's total properties or assets as of the end of the most recent fiscal quarter and "sale" shall not include a bona fide pledge of assets), (C) any sale of shares of capital stock of the Company (either through a negotiated stock purchase or a tender for such shares) in one or more related transactions except for a sale of shares of capital stock in which the holders of capital stock of the Company immediately prior to such sale of stock continue to hold at least a majority of the outstanding voting power of the Company after such sale of shares of capital stock, or (D) the repurchase by the Company of shares of capital stock of the Company (other than the Series A Preferred Stock in accordance with the terms hereof) such that the holders of capital stock of the Company immediately prior to such repurchase do not hold at least a majority of the outstanding voting power of the Company after such repurchase (each of the transactions or events described in Sections (i) and (ii) (A) - (D) of this Section 3.1 is referred to as a "Liquidation Event" herein), each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, an amount (collectively, the "Senior Liquidation Amount") equal to the Original Purchase Price plus the accrued but unpaid Series A Preferred Stock Dividends (the "Series A Liquidation Amount"); provided that if, upon any Liquidation Event, the Series A Liquidation Amount as provided in this Section 3.1 is not paid in full, the holders of the Series A Preferred Stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

3.2. Allocation of Cash and Non-Cash Consideration.

(a) To the extent there is cash and non-cash consideration payable in connection with a Liquidation Event (as, for example, would be the case if both cash and securities were to be distributed in connection with a Liquidation Event), the notice provided to the holders of Series A Preferred Stock pursuant to Section 3.4 below shall set forth the value placed on each such class of consideration or, in the case of publicly traded securities, the formula for valuing such class of consideration pursuant to the last paragraph of this Section 3.2. Each holder of Series A Preferred Stock shall then be permitted to elect the types of consideration he, she or it wishes to receive as payment of the Senior Liquidation Amount attributable to his, her or its shares of Series A Preferred Stock (utilizing the valuations placed on such class or type of consideration by the Board of Directors in accordance with Section 3.2(c) below). The Company shall provide the holders of the Series A Preferred Stock with a reasonable amount of time (which absent extraordinary circumstances shall not be less than five business days) to make the foregoing election. The Company shall promptly provide to the holders of Series A Preferred Stock such information concerning the terms of such Liquidation Event and the value of the types of consideration involved as may reasonably be requested by such holders. If the amount of any class of consideration is insufficient to satisfy all requests by the holders of the Series A Preferred Stock, then such consideration shall be distributed among the Series A Preferred Stock requesting such consideration in proportion to each such holder's pro rata ownership of the outstanding Series A Preferred Stock.

(b) Notwithstanding the foregoing, in the event of a Liquidation Event, as described in Section 3.1(ii)(C), the consideration required to be paid by the Company pursuant to

Section 3.1 shall be paid by the Company on the effective date of such Liquidation Event in cash.

(c) Any securities or other non-cash consideration to be delivered to the holders of the Series A Preferred Stock upon any Liquidation Event shall be valued as follows: (A) if traded on a nationally recognized securities exchange or inter-dealer quotation system, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty-one (21) trading days (or all such trading days on which such securities have been traded if fewer than twenty-one (21) days) ending three (3) days before the consummation of such Liquidation Event; (B) if traded on the over-the-counter bulletin board quotation system, the value shall be deemed to be the average of the closing bid prices over the twenty-one (21) trading days (or all such trading days on which such securities have been traded if fewer than twenty-one (21) days) ending three (3) days before the consummation of such Liquidation Event; and (C) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by unanimous resolution of the Board of Directors of the Company. If in making such determination, the Board of Directors does not unanimously agree on the fair market value, then a majority of the Board shall engage, on behalf of the Company, a reputable investment banking firm to undertake such valuation. The foregoing notwithstanding, if the holders of more than fifty percent (50%) of the shares of Series A Preferred Stock advise the Board of Directors in writing that such holders disagree with such determination, then the Company and such holders shall promptly agree upon a reputable investment banking firm to undertake such valuation. If such holders and the Company cannot agree upon an investment banking firm, their dispute regarding valuation should be determined pursuant to the commercial arbitration rules of the American Arbitration Association. If the valuation of such investment banking firm or the American Arbitration Association is greater than that determined by the Board of Directors by at least five percent (5%), then all fees and expenses of such investment banking firm or the American Arbitration Association shall be paid by the Company. In all other circumstances, such fees and expenses shall be paid by such holders.

3.3. Surrender of Certificates. On the effective date of any Liquidation Event, the Company shall pay all cash and other consideration to which the holders of Series A Preferred Stock shall be entitled under this Section 3. Upon receipt of such payment, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing such shares, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Company or the offices of the transfer agent for the Company, or shall notify the Company or any transfer agent that such certificates have been lost, stolen or destroyed and shall execute an affidavit or agreement reasonably satisfactory to the Company to indemnify the Company from any loss incurred by it in connection therewith (an "Affidavit of Loss"), whereupon each surrendered certificate shall be canceled and retired.

3.4. Notice. Prior to the occurrence of any Liquidation Event, the Company will furnish each holder of Series A Preferred Stock (i) notice to each holder at its address shown on the records of the Company, together with a certificate prepared by the chief financial officer of the Company describing in reasonable detail the facts of such Liquidation Event, stating in reasonable detail the amount(s) per share of Series A Preferred Stock each holder of Series A

Preferred Stock would receive pursuant to the provisions of Section 3.1 hereof and stating in reasonable detail the facts upon which such amount was determined and describing (if applicable) in reasonable detail all material terms of such Liquidation Event, to the extent known by the Company, including without limitation the consideration to be delivered in connection with such Liquidation Event, the valuation of the Company at the time of such Liquidation Event and the identities of the parties to the Liquidation Event.

4. Voting Power.

4.1. Preferred Stock. Except as otherwise required by law or Sections 4.2 and 8 below, each holder of shares of Series A Preferred Stock shall be entitled to one vote for each such share (on an as-converted basis) as determined on the Record Date for the vote or written consent of stockholders, and shall vote together with the holders of the Common Stock as a single class upon any items submitted to a vote of the stockholders.

4.2. Board of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one member of the Board of the Directors of the Company (the "Series A Director"), and shall also have the right to remove and replace the Series A Director in accordance with the By-laws of the Company.

4.3. Record Date; Single Class. The number of shares of Series A Preferred Stock entitled to vote on any matter shall be determined in each case as of the record date (the "Record Date") for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

5. No Reissuance of Series A Preferred Stock. No share of Series A Preferred Stock acquired by the Company by reason of redemption, purchase or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares that the Company shall be authorized to issue. The Company may from time to time take such appropriate corporate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6. Redemption.

6.1. Optional Series A Preferred Stock Redemption. On or after the fifth anniversary of the Series A Preferred Stock Issuance Date, at the election of the holders of more than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, the Company shall redeem all, or any portion, of the shares of Series A Preferred Stock then outstanding at the Series A Redemption Price specified below (a "Series A Redemption"). The foregoing election shall be made by such holders giving the Company and each of the other holders of Series A Preferred Stock not less than thirty days prior written notice, which notice shall set forth the date such redemption shall commence (with the actual redemption of such shares to be conducted pursuant to the procedures set forth in the remainder of this Section 6) (the "Series A Redemption Date" or the "Redemption Date"). As of the Series A Redemption Date, the Company shall establish the per share redemption price at which the shares of Series A Preferred Stock shall be redeemed, (the "Series A Redemption Price") with such price to be equal to the greater of: (i) the Series A Liquidation Amount and (ii) the Fair Market Value of a share of Series A Preferred Stock of the Company on the Redemption Date (determined in the manner provided below).

6.2. Definition of Fair Market Value. As used herein, "Fair Market Value" of a share of Series A Preferred Stock as of a specified date (the "Determination Date") shall be equal to the fair market value of the number of shares of Common Stock into which such share is convertible on the Determination Date. The "Fair Market Value" of a share of Common Stock shall equal:

(a) if the Common Stock is actively traded over-the-counter, the average of the closing bid and asked sale prices quoted on the NASDAQ system (or similar system) over the twenty-one (21) day period ending three days before the Determination Date;

(b) if the Common Stock at any time becomes traded on a securities exchange, the average of the closing prices over a twenty-one (21) day period ending three days before the Determination Date;

(c) if the Determination Date is the date on which the Company's Common Stock is first sold to the public by the Company in a firm commitment underwritten initial public offering in which proceeds to the Company are at least $50 million (an "IPO") pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), the initial public offering price (before deducting commissions, discounts or expenses) at which the Common Stock is sold in such offering; or

(d) if at any time the Common Stock has not yet been sold to the public or is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the Fair Market Value of a share of Common Stock shall be the highest price per share which the Company could obtain from a willing buyer on the Determination Date (not a current employee or director) for shares of Common Stock sold by the Company, from authorized but unissued shares, as determined unanimously in good faith by its Board of Directors. In making the determination described in this clause (d) (the "Determination"), the Board shall (i) assume that all outstanding shares of Series A Preferred Stock had been converted into Common Stock; (ii) not make any reduction in value for lack of control or the inherent lack of liquidity of minority interests; (iii) give full effect to the earnings history and prospects of the Company; and (iv) value each share of Common Stock of the Company at the same per share price. Additionally, if in making the Determination the Board of Directors does not unanimously agree on the Fair Market Value, then a majority of the Board of Directors shall engage, on behalf of the Company, a reputable investment banking firm to undertake such valuation (a "Third Party Valuation"). The foregoing notwithstanding, if the holders of more than fifty percent (50%) of the shares of Series A Preferred Stock held by the holders requesting redemption advises the Board of Directors in writing that such holders disagree with the Determination, then the Company and such holders shall promptly agree upon another reputable investment banking firm to undertake a Third Party Valuation. If such holders and the Company cannot agree upon an investment banking firm, their dispute regarding the Determination should be determined pursuant to the commercial arbitration rules of the American Arbitration Association (an "Arbitration"). If the valuation of such investment banking firm or the American Arbitration Association is greater than that determined by the Board of Directors by at least five percent (5%), then all fees and expenses of such investment banking firm or the American Arbitration Association shall be paid by the Company. In all other circumstances, such fees and expenses shall be paid by such holders. If in connection with any Series A Redemption pursuant to this Section 6, a Third Party Valuation and/or an Arbitration is undertaken pursuant to this Section 6.2(d), the Redemption Date for such Series A Redemption (and only such Series A Redemption) will be the later of: (i) the Redemption Date as defined in Section 6.1 or (ii) fifteen days immediately following the final resolution of the Third Party Valuation and/or Arbitration, as the case may be.

6.3. Payment of Series A Redemption Price. The Series A Redemption Price shall be paid in immediately available funds by the Company to the person or persons whose name or names appear on the certificate representing the shares to be redeemed.

6.4. Insufficient Funds. If the funds of the Company legally available for redemption of shares of Series A Preferred Stock which are to be redeemed under the provisions of this Section 6 on a Redemption Date are insufficient to redeem the total number of shares of Series A Preferred Stock to be redeemed on such date, such funds which are legally available will be used to redeem the maximum possible number of whole shares of Series A Preferred Stock submitted for redemption ratably among the holders of such shares in proportion to the amounts which such holders would otherwise have been entitled to receive if all amounts payable on or with respect to such shares had been paid in full. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all rights and preferences provided herein. Any shares of Series A Preferred Stock required to be redeemed on a Redemption Date and not redeemed on said Redemption Date shall accrue cash dividends at a rate equal to 11.8% per annum which shall be declared and be payable quarterly in arrears, to the extent of the funds of the Company legally available therefor. At any time thereafter when additional funds of the Company are legally available for the redemption of such shares of Series A Preferred Stock, such funds will be used promptly, first to pay any due and unpaid interest relating to such shares, and second to redeem the balance of such shares, or such portion thereof for which funds are then legally available.

6.5. Redemption Notice. If an election is made pursuant to Section 6.1 hereof, then, at least fifteen days before the Redemption Date, written notice (hereinafter referred to as the "Redemption Notice") shall be mailed by the Company, postage prepaid, to each holder of record of Series A Preferred Stock at its address shown on the records of the Company; provided, that the Company's failure to give such Redemption Notice shall in no way affect its obligation to redeem the shares of Series A Preferred Stock. The Redemption Notice shall contain the following information:

(a) the number of shares of Series A Preferred Stock held by the holder and the total number of shares of Series A Preferred Stock held by all holders that are eligible to be redeemed on the Redemption Date;

(b) the manner and the place at which such redemption will occur; and

(c) the Redemption Date and the applicable Series A Redemption Price.

Any holder of Series A Preferred Stock who wishes to redeem shares of Series A Preferred Stock on the Redemption Date must deliver written notice to the Company at least five business days prior to the Redemption Date specifying the number of such holder's shares of Series A Preferred Stock that are to be redeemed on the Redemption Date. On the Redemption Date, the Company shall only be obligated to redeem the shares specified in such notices.

6.6. Surrender of Certificates. Upon receipt of payment on a Redemption Date, each holder of shares of Series A Preferred Stock redeemed on such date under this Section 6 shall surrender the certificate or certificates representing such shares, duly assigned or endorsed for transfer to the Company (or accompanied by any executed stock powers relating thereto), at the principal executive office of the Company or the offices of the transfer agent for the Company, or shall notify the Company or any transfer agent that such certificates have been lost, stolen or destroyed and shall execute an Affidavit of Loss, whereupon each surrendered certificate shall be canceled and retired. Irrespective of whether the certificates therefor shall have been surrendered, all shares of Series A Preferred Stock which are the subject of a Redemption Notice and for which the Series A Redemption Price is to be paid with respect to such shares on a Redemption Date, shall be deemed to have been redeemed and shall be canceled and retired effective as of such Redemption Date, unless the Company shall default in the payment of the Series A Redemption Price on such Redemption Date.

6.7. Outstanding Shares. In the event that the holders of the Series A Preferred Stock do not elect to have all of the Series A Preferred Stock redeemed pursuant to this Section 6, the remaining shares of Series A Preferred Stock shall remain outstanding and subject to the provisions hereof.

7. Conversion. Each holder of shares of Series A Preferred Stock shall have the following conversion rights:

7.1. Voluntary Conversion. A holder of shares of Series A Preferred Stock shall be entitled at any time, upon written election to the Company, without payment of any additional consideration, to cause any or all of its shares of Series A Preferred Stock to be converted into a number of shares of Common Stock computed by multiplying the number of shares of Series A Preferred Stock to be converted by the Series A Conversion Value and dividing the result by the Series A Conversion Price then in effect for each share of Series A Preferred Stock to be converted (the "Series A Conversion Shares"). In addition, the holder of shares of Series A Preferred Stock shall be entitled, upon conversion, to receive a cash payment in the amount of any accrued but unpaid dividends and other amounts as contemplated by this Section 7 in respect of the shares of Series A Preferred Stock which are converted. The "Series A Conversion Value" shall be $6.0673 per share. The "Series A Conversion Price" shall initially be $6.0673 per share and shall be subject to further adjustment as hereinafter provided.

7.2. Automatic Conversion. Each outstanding share of Series A Preferred Stock shall automatically be converted into the number of shares of Common Stock into which such shares are convertible, as computed according to the formula set forth in Section 7.1 hereof at the then effective Series A Conversion Price, immediately preceding the closing of an IPO. If the holders of shares of Series A Preferred Stock are required to convert the outstanding shares of Series A Preferred Stock pursuant to this Section 7.2 at a time when there are any accrued Series A Preferred Stock Dividends or any accrued but unpaid dividends or other amounts due on or in respect of such shares, the accrued Series A Preferred Stock Dividends, shall be paid in full in cash by the Company in connection with such conversion.

7.3. Procedure for Voluntary Conversion. Upon the election by a holder of Series A Preferred Stock to convert all or a portion of such Series A Preferred Stock pursuant to Section 7.1 (a "Voluntary Conversion"), such holder shall surrender the certificate or certificates representing the Series A Preferred Stock to be converted, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto) (the "Conversion Certificate(s)"), at the principal executive office of the Company or the offices of the transfer agent for the Series A Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Series A Preferred Stock by the Company, or in the event the certificate or certificates are lost, stolen or missing, shall deliver an Affidavit of Loss with respect to such certificates. The issuance by the Company of Common Stock upon a Voluntary Conversion shall be effective as of the surrender of the Conversion Certificate(s) or as of the delivery of an Affidavit of Loss. Upon surrender of the Conversion Certificate(s), or delivery of an Affidavit of Loss, the Company shall issue and send by hand delivery, by courier or by first class mail (postage prepaid) to the holder thereof or to such holder's designee, at the address designated by such holder, certificates for the number of shares of Common Stock to which such holders shall be entitled upon conversion, plus a cash payment in the amount of any accrued but unpaid dividends and other amounts as contemplated by this Section 7 in respect of the shares of Series A Preferred Stock which are converted. The issuance of certificates for Common Stock, upon conversion of Series A Preferred Stock will be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Company in connection with such conversion and the related issuance of such stock.

7.4. Procedure for Automatic Conversion. Upon an automatic conversion pursuant to Section 7.2 above (the "Automatic Conversion Date"), all outstanding shares of Series A Preferred Stock subject to such conversion shall be converted automatically into shares of Common Stock as set forth in Section 7.2 hereof and without any further action by the holders of such shares and whether or not the certificates representing such shares of Series A Preferred Stock are surrendered to the Company or its transfer agent. On the Automatic Conversion Date, all rights with respect to the Series A Preferred Stock so converted shall terminate, except any of the rights of the holders thereof upon surrender of their certificate or certificates therefor or delivery of an Affidavit of Loss thereof to receive certificates for the number of shares of Common Stock into which such shares of Series A Preferred Stock has been converted plus the accrued but unpaid Series A Preferred Stock Dividends, and all other accrued but unpaid dividends and other amounts as contemplated by Section 7.2. If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. Upon surrender of such certificates or Affidavit of Loss, the Company shall issue and deliver to such holder, promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of the Series A Preferred Stock surrendered are convertible on the Automatic Conversion Date and shall pay in cash all accrued but unpaid Series A Preferred Stock Dividends plus all other accrued but unpaid dividends and other amounts as contemplated by Section 7.2 in respect of the shares of Series A Preferred Stock which are converted.

7.5. Fractional Shares. The Company shall not be obligated to deliver to holders of Series A Preferred Stock any fractional share of Common Stock issuable upon any conversion of such Series A Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

7.6. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Company will take such corporate action as may be necessary to increase the number of authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

7.7. No Closing of Transfer Books. The Company shall not close its books against the transfer of shares of Series A Preferred Stock in any manner which would interfere with the timely conversion of any shares of Series A Preferred Stock.

7.8. Adjustments. The Series A Conversion Price in effect from time to time shall be subject to adjustment, beginning as of the date hereof, as follows:

(a) Dividends and Stock Splits. If the number of shares of Common Stock outstanding at any time after the date hereof is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, on the date such payment is made or such change is effective, the Series A Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be increased in proportion to such increase in the number of outstanding shares of Common Stock.

(b) Reverse Stock Splits. If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination or reverse split of the outstanding shares of Common Stock, then, on the effective date of such combination or reverse split, the Series A Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of Series A Preferred Stock shall be decreased in proportion to such decrease in the number of outstanding shares of Common Stock.

(c) Sale of Common Stock. In the event the Company shall at any time, or from time to time, issue, sell or exchange any shares of Common Stock (including shares held in the Company's treasury but excluding (i) up to an aggregate of 250,000 shares of Common Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) issued upon the exercise of options and other equity incentives granted or to be granted under the Company's 2007 Equity Incentive Plan; (ii) up to 36,780 shares of Common Stock issued upon the conversion, at a conversion price that is 5% lower than $6.0673, of junior convertible debt in the principal amount of $200,000; (iii) up to 9,813 shares of Common Stock issued upon the conversion of the convertible note issued by the Company to Excell Partners, Inc.; (iv) up to 19,600 shares of Common Stock issued upon the conversion of the convertible note issued by the Company to the University of Rochester Medical Center; (v) 28,250 shares to be issued to the University of Rochester pursuant to the anti-dilution provisions in its license agreement and amendments thereto with the Company; and (vi) securities issued in a public offering (the securities referred to in clauses (i), (ii), (iii), (iv), (v) and (vi) shall collectively be referred to as the "Excluded Shares")) for a consideration per share (the "Purchase Price") less than the Series A Conversion Price in effect immediately prior to the issuance, sale or exchange of such shares (any such issuance, sale or exchange is hereafter referred to as a "Dilutive Transaction"), then, and thereafter successively upon each such Dilutive Transaction, the applicable Series A Conversion Price shall forthwith be reduced, as of the opening of business on the date of such Dilutive Transaction, as follows:

The Series A Conversion Price in effect immediately prior to such issuance shall be reduced to a price determined by multiplying such Series A Conversion Price by a fraction:

(x) the numerator of which shall be (A) the number of shares of Common Stock of all classes outstanding immediately prior to the Dilutive Transaction (excluding treasury shares but including all shares of Common Stock issuable upon conversion or exercise of any outstanding Series A Preferred Stock, options, warrants, rights or other convertible or exchangeable securities) plus (B) the number of shares of Common Stock which the net aggregate consideration received by the Company for the total number of such additional shares of Common Stock so issued in the Dilutive Transaction would purchase at the Series A Conversion Price (prior to such adjustment); and

(y) the denominator of which shall be (A) the number of shares of Common Stock of all classes outstanding immediately prior to the Dilutive Transaction (excluding treasury shares but including all shares of Common Stock issuable upon conversion or exercise of any outstanding Series A Preferred Stock, options, warrants, rights or other convertible or exchangeable securities), plus (B) the number of such additional shares of Common Stock so issued in the Dilutive Transaction.

(d) Sale of Options, Rights or Convertible Securities. In the event the Company shall at any time or from time to time, issue options, warrants or rights to subscribe for shares of Common Stock, or issue any securities convertible into or exchangeable for shares of Common Stock (other than any options or warrants for Excluded Shares), for a

Purchase Price (determined by dividing the Net Aggregate Consideration (as determined below) by the aggregate number of shares of Common Stock that would be issued if all such options, warrants, rights or other convertible or exchangeable securities were exercised or converted to the fullest extent permitted by their terms) less than the Series A Conversion Price in effect immediately prior to the issuance of such options, warrants or rights or other convertible or exchangeable securities, the Series A Conversion Price shall forthwith be reduced as of the opening of business on the date of such issuance, as follows:

The Series A Conversion Price in effect immediately prior to such issuance shall be reduced to a price determined by multiplying the Series A Conversion Price by a fraction:

(x) the numerator of which shall be (A) the number of shares of Common Stock of all classes outstanding immediately prior to the issuance of such options, warrants, rights or other convertible or exchangeable securities (excluding treasury shares but including all shares of Common Stock issuable upon conversion or exercise of any outstanding Series A Preferred Stock, options, warrants, rights or other convertible or exchangeable securities), plus (B) the number of shares of Common Stock which the total amount of consideration received by the Company for the issuance of such options, warrants, rights or convertible or exchangeable securities plus the minimum amount set forth in the terms of such security as payable to the Company upon the exercise or conversion thereof (the "Net Aggregate Consideration") would purchase at the Series A Conversion Price (prior to such adjustment); and

(y) the denominator of which shall be (A) the number of shares of Common Stock of all classes outstanding immediately prior to the issuance of such options, warrants, rights or other convertible or exchangeable securities (excluding treasury shares but including all shares of Common Stock issuable upon conversion or exercise of any outstanding Series A Preferred Stock, options, warrants, rights or other convertible or exchangeable securities), plus (B) the aggregate number of shares of Common Stock that would be issued if all such options, warrants, rights or other convertible or exchangeable securities were exercised or converted.

(e) Expiration or Change in Price. If the consideration per share provided for in any options, warrants, convertible or exchangeable securities or any other rights to subscribe for shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock, changes at any time (other than a subdivision, combination or reclassification provided for elsewhere in this Section 7), the Series A Conversion Price in effect at the time of such change shall be readjusted to the Series A Conversion Price which would have been in effect at such time had such options, warrants, convertible or exchangeable securities or other rights provided for such changed consideration per share (determined as provided in Section 7.8(d) hereof), at the time initially granted, issued or sold; provided, that such adjustment of the Series A Conversion Price will be made only as and to the extent that such Series A Conversion Price effective upon such adjustment remains less than or equal to such Series A Conversion Price that would be in effect if such options, warrants, rights or securities had not been issued. No adjustment of the Series A Conversion Price shall be made under this Section 7 upon the issuance of any additional shares of Common Stock which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible securities if an adjustment shall previously have been made upon the issuance of such warrants, options or other rights. Any adjustment of the Series A Conversion Price shall be disregarded if, as, and when the rights to acquire shares of Common Stock upon exercise or conversion of the warrants, options, rights or convertible securities which gave rise to such adjustment expire or are canceled without having been exercised, so that the Series A Conversion Price effective immediately upon such cancellation or expiration shall be equal to the Series A Conversion Price in effect at the time of the issuance of the expired or canceled warrants, options, rights or convertible securities, with such additional adjustments as would have been made to the Series A Conversion Price had the expired or canceled warrants, options, rights or convertible securities not been issued.

(f) Other Adjustments. In the event the Company shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event lawful and adequate provision shall be made so that the holders of Series A Preferred Stock, shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the number of securities of the Company which they would have received had their Series A Preferred Stock been converted into Common Stock prior to the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 7 as applied to such distributed securities.

(g) Reorganization, etc. If the Common Stock issuable upon the conversion of the Series A Preferred Stock, shall be changed into the same or different number of shares of any class or classes of stock, whether by reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 7), then, and in each such event, the holder of each share of Series A Preferred Stock, shall have the right to receive upon conversion of the Series A Preferred Stock, the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(h) Mergers and Other Reorganizations. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination or reclassification provided for elsewhere in this Section 7) or a merger or consolidation of the Company with or into another Company or the sale of all or substantially all of the Company's properties and assets to any other person, then, as part of and as a condition to the effectiveness of such reorganization, merger, consolidation or sale, lawful and adequate provision shall be made so that the holders of the Series A Preferred Stock, shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock the number of shares of stock or other securities or property of the Company or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate provisions shall be made with respect to the rights of the holders of the Series A Preferred Stock after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 7 (including, without limitation, provisions for adjustment of the applicable Series A Conversion Price and the number of shares purchasable upon conversion of the Series A Preferred Stock) shall thereafter be applicable, as nearly as may be, with respect to any shares of stock, securities or assets to be deliverable thereafter upon the conversion of the Series A Preferred Stock.

Each holder of Series A Preferred Stock upon the occurrence of a capital reorganization, merger or consolidation of the Company or the sale of all or substantially all of its assets and properties and such events as are more fully set forth in the first paragraph of this Section 7.8(h), shall have the option of electing treatment of its shares of Series A Preferred Stock under either this Section 7.8(h) or Section 3 hereof.

(i) Calculations. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

(j) Certificate. Upon the occurrence of each adjustment or readjustment pursuant to this Section 7, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Price before and after such adjustment or readjustment, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder's shares of Series A Preferred Stock.

8. Voting Rights of Series A Preferred Stock.

8.1. In addition to any rights provided by law, without the written consent of the holders of a majority of shares of Series A Preferred Stock then outstanding, voting together as a single class, the Company shall not:

(a) effect any Liquidation Event;

(b) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws;

(c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock, or increase the authorized number of shares of Series A Preferred Stock;

(d) purchase or redeem or pay any dividend on any capital stock junior to the Series A Preferred Stock (other than a repurchase of stock by the Company pursuant to a repurchase right in an employee equity award granted under the Company's 2007 Equity Incentive Plan, provided however, that such repurchase must be approved by a majority of the Board of Directors, such majority to include the Series A Director);

(e) create or authorize the creation of any debt security;

(f) increase the size of the Board of Directors to a number of members in excess of five directors;

(g) change the principal business of the Company, enter new lines of business or exit the current line of business;

(h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate (as defined in Rule 12b-2 promulgated under the Exchange Act of 1934, as amended) of any such person;

(i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(j) make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of a employee stock or option plan approved by the Board of Directors;

(k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(l) make any investment other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank having a net worth in excess of $100,000,000 or obligations issued or guaranteed by the United States of America, in each case having a maturity not in excess of two years;

(m) incur any aggregate indebtedness in excess of $1,000,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business;

(n) hire or fire executive officers without the prior approval of the Board of Directors;

(o) increase the compensation of executive officers, including approving any additional option plans; or

(p) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business;

(q) effect any amendment to, or modification of, this Certificate of Designation, Preferences and Rights that would adversely affect the rights or preferences pertaining to Series A Preferred Stock; or

(r) reclassify any shares of Series A Preferred Stock.

9. Notices of Record Date.

9.1. In the event of:

(a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right (other than the right to vote in and of itself); or

(b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split up or combination of shares), any merger or consolidation of the Company (other than a merger or consolidation with a wholly-owned subsidiary in which the Company is the surviving Company), or any transfer of all or substantially all of the assets of the Company to any other Company, or any other entity or person (other than a wholly-owned subsidiary); or

(c) any voluntary or involuntary dissolution, liquidation or winding up of the Company;

then and in each such event the Company shall mail or cause to be mailed to each holder of Series A Preferred Stock a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and a description of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding up. Such notice shall be mailed at least 20 days prior to the date specified in such notice on which such action is to be taken.

(signature page follows.)

IN WITNESS WHEREOF, the undersigned being all of the members of the Board of Directors of the Company have duly executed this Certificate of Designation as of this 24th day of August, 2007.

Dr. Ruola Ning

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "KONING CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF JULY, A.D. 2014, AT 9:43 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

3480092 8100

140996455

AUTHENTICATION: 1567092

DATE: 07-25-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:43 AM 07/25/2014
FILED 09:43 AM 07/25/2014
SRV 140996455 - 3480092 FILE

CERTIFICATE OF DESIGNATION OF SERIES B CONVERTIBLE PREFERRED STOCK OF KONING CORPORATION

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Koning Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") authorizes the issuance of up to 3,000,000 shares of preferred stock, par value $0.01 per share, of the Corporation ("**Preferred Stock**") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "**Board**"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "**Certificate of Designation**") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as "Series B Convertible Preferred Stock" (the "**Series B Preferred Stock**") and the number of Shares constituting such series shall be 204,332 The rights, preferences, powers, restrictions and limitations of the Series B Preferred Stock shall be as set forth herein.

2. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

"**Board**" has the meaning set forth in the Recitals.

"**Certificate of Designation**" has the meaning set forth in the Recitals.

"**Certificate of Incorporation**" has the meaning set forth in the Recitals.

"**Change of Control**" means (a) a merger or consolidation of the Company in one transaction or in a series of related transactions in which the current stockholders of the Company immediately after such transaction would own, in the aggregate, less than 50% of the voting power of each and all classes of capital stock of the surviving entity, or (b) the sale by the Company of all or substantially all of the Company's assets in one transaction or in a series of related transactions.

"**Common Stock**" means the common stock, par value $0.01 per share, of the Corporation.

"**Common Stock Deemed Outstanding**" means, at any given time, the sum of (a) the number of shares of Common Stock actually outstanding at such time, plus (b) the number of shares of Common Stock issuable upon exercise of Options actually outstanding at such time, plus (c) the number of shares of Common Stock issuable upon conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of Options actually outstanding at such time), in each case, regardless of whether the Options or Convertible Securities are actually exercisable at such time; *provided*, that Common Stock Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly owned Subsidiaries.

"**Convertible Securities**" means any securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.

"**Corporation**" has the meaning set forth in the Preamble.

"**Conversion Price**" has the meaning set forth in **Section 8.1(a)**.

"**Conversion Shares**" means the shares of Common Stock or other capital stock of the Corporation then issuable upon conversion of the Series B Preferred Stock in accordance with the terms of **Section 8**.

"**Date of Issuance**" means, for any Share of Series B Preferred Stock, the date on which the Corporation initially issues such Share (without regard to any subsequent transfer of such Share or reissuance of the certificate(s) representing such Share).

"**Dividend Payment Date**" has the meaning set forth in **Section 4.1**.

"**Excluded Issuance**" means any issuance or sale (or deemed issuance or sale in accordance with **Section 8.6(d)**) by the Corporation after the Date of Issuance of: (a) shares of Common Stock issued on the conversion of the Series A or Series B Preferred Stock; (b) shares of Common Stock (as such number of shares is equitably adjusted for subsequent stock splits, stock combinations, stock dividends and recapitalizations) issued directly or upon the exercise of Options to directors, officers, employees, or consultants of the Corporation in connection with their service as directors of the Corporation, their employment by the Corporation or their retention as consultants by the Corporation, in each case authorized by the Board (including all such shares of Common Stock and Options outstanding prior to the Date of Issuance); (c) shares of Common Stock issued upon the conversion or exercise of Options (other than Options covered by clause (b) above) or Convertible Securities issued prior to the Date of Issuance (including up to 591,884 shares of Common Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) issuable upon exercise of warrants issued or to be issued by the Corporation), provided that such securities are not amended after the date hereof to increase the number of shares of Common Stock issuable thereunder or to lower the exercise or conversion price thereof; (d) shares of capital stock issued in connection with the Company's offer and sale of up to $12 million of its equity securities commenced on November 11, 2013 (the "Current Round of Equity Financing"); (e) shares of Common Stock issued to Dingxin Lianrui Investment and Development Center ("Dingxin") and Sansar Capital Special Opportunity Master Fund, L.P.("Sansar") and their respective successor and assigns pursuant to the Valuation Adjustment provisions of the Stock Purchase Agreement between the Company and Dingxin (the "SPA"); (f) shares of stock issued pursuant to the Change of Control provisions of the SPA; (g) shares of stock issued pursuant to the Change of Control provisions of the Stock Purchase Agreements between the Company and the other common stock investors in the Current Round Financing; (h) shares of Common Stock or Convertible Securities issued to banks or equipment lenders; (k) shares of Common Stock or Convertible Securities issued in connection with licensing or partnering transactions; or (l) shares of Common Stock or Convertible Securities issued with the unanimous approval of the Board of Directors.

"**Junior Securities**" means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series B Preferred Stock.

"**Liquidation Event**" has the meaning set forth in **Section 5.1**.

"**Liquidation Value**" means, with respect to any Share on any given date, $24.47 (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series B Preferred Stock).

"**Options**" means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Preferred Stock" has the meaning set forth in the Recitals.

"Qualified Public Offering" means the sale, in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, of Common Stock of the Corporation having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $50 million at the pre-money valuation of not less than US One Hundred Fifty Million Dollars ($150,000,000) and shall be listed on any national securities exchange registered with the Securities and Exchange Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Series A Preferred Stock" means the Series A Convertible Preferred Stock, par value $0.01 per share, of the Corporation, the number of which are 659,271.

"Series B Conversion Election Date" has the meaning set forth in **Section 7.2**.

"Series B Director" has the meaning set forth in **Section 6.2.**

"Series B Election Notice" has the meaning set forth in **Section 7.1.**

"Series B Preferred Stock" has the meaning set forth in **Section 1**.

"Series B Redemption" has the meaning set forth in **Section 7.1**.

"Series B Redemption Date" has the meaning set forth in **Section 7.2.**

"Series B Redemption Notice" has the meaning set forth in **Section 7.2.**

"Series B Redemption Price" has the meaning set forth in **Section 7.1**.

"Share" means a share of Series B Preferred Stock.

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Supermajority Interest" has the meaning set forth in **Section 6.3.**

3. Rank. The rights attached to the Series B Shares shall at all times rank: (i) senior to the rights attached to all Junior Securities; (ii) on parity the rights attached to with Series A Preferred Stock and any other class or series of Preferred Stock of the Corporation hereafter created specifically ranking, by its terms, on parity with Series B Preferred

Stock (the "Parity Securities"); and (iii) junior to the rights attached to any other class or series of Preferred Stock or other capital stock of the Corporation hereafter created (with the consent of the holders of a majority of the Shares of Series B Preferred Stock obtained in accordance with Section 6.3 herein) specifically ranking, by its terms, senior to the Series B Preferred Stock (collectively, the "Senior Securities").

4. Dividends.

4.1 Accrual and Payment of Dividends. From and after the Date of Issuance of any Share, cumulative dividends on such Share shall accrue, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the compound rate of 6.5% *per annum* on the sum of the Liquidation Value thereof plus all unpaid accrued and accumulated dividends thereon. All accrued dividends on any Share shall be paid in cash only when, as and if declared by the Board out of funds legally available therefor or upon a liquidation event or redemption of the Series B Preferred Stock in accordance with the provisions of **Section 5** or **Section 7**; *provided*, that to the extent not paid on the last day of March, June, September and December of each calendar year (each such date, a "**Dividend Payment Date**"), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and shall remain accumulated, compounding dividends until paid pursuant hereto or converted pursuant to **Section 8**. All accrued and accumulated dividends on the Shares shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any Junior Securities, other than to repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

4.2 Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued and accumulated with respect to the Series B Preferred Stock and the Series A Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued and accumulated but unpaid dividends on the Series B Preferred Stock and the Series A Preferred Stock held by each such holder.

4.3 Except with respect to any redemption of the Series A Preferred Stock or the Series B Preferred Stock, or redemptions pursuant to agreements in effect prior to the issuance of Shares of Series B Preferred Stock, for so long as any Shares of Series B Preferred Stock are outstanding and the dividends accrued and accumulated with respect to the Series B Preferred Stock have not been fully paid in cash, no shares of the capital stock of the Corporation shall be purchased, redeemed or acquired by the Corporation and no monies shall be paid into or set aside or made available for a sinking fund for the purchase or acquisition thereof, except as authorized by vote of the Series B Preferred Stock pursuant to **Section 6.3** or otherwise permitted under **Section 6.3**.

5. Liquidation.

5.1 Liquidation. In the event of (i) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or (ii) (A) a merger or consolidation of the Corporation with or into another entity (except for a merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation continue to hold at least a majority of the outstanding voting power of such surviving corporation), (B) the sale or transfer of all or substantially all of the assets of the Corporation (for this purpose "substantially all" shall mean properties or assets with a fair market value equal to 60% or more of the fair market value of the Corporation's total properties or assets as of the end of the most recent fiscal quarter and "sale" shall not include a bona fide pledge of assets), (C) any sale of shares of capital stock of the Corporation (either through a negotiated stock purchase or a tender for such shares) in one or more related transactions except for a sale of shares of capital stock in which the holders of capital stock of the Corporation immediately prior to such sale of stock continue to hold at least a majority of the outstanding voting power of the Corporation after such sale of shares of capital stock, or (D) the repurchase by the Corporation of shares of capital stock of the Corporation (other than Series B Preferred Stock in accordance with the terms hereof) such that the holders of capital stock of the Corporation immediately prior to such repurchase do not hold at least a majority of the outstanding voting power of the Corporation after such repurchase (each of the transactions or events described in **Sections (i)** and **(ii) (A)-(D)** of this Section 5.1 is referred to as a "**Liquidation Event**"), the holders of Shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, plus all unpaid accrued and accumulated dividends on all such Shares (whether or not declared).

5.2 Insufficient Assets. If upon any Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series B Preferred Stock and the shares of Series A Preferred Stock the full preferential amount to which they are entitled under **Section 5.1**, (a) the holders of the Shares and the shares of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series B Preferred Stock and Series A Preferred Stock in the aggregate upon such Liquidation Event if all amounts payable on or with respect to such Series B Preferred Stock and Series A Preferred Stock were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.:

5.3 Allocation of Cash and Non-Cash Consideration

(a) To the extent there is cash and non-cash consideration payable in connection with a Liquidation Event (as, for example, would be the case if both cash and securities were to be distributed in connection with a Liquidation Event), the notice provided to the holders of Series B Preferred Stock pursuant to **Section 8.6 (i)** below shall set forth the value placed on each such class of consideration or, in the case of publicly traded securities, the formula for valuing such class of consideration pursuant to **Section 5.3 (c)**. Each holder of the Series A Preferred Stock shall then be permitted to elect the types of the consideration it wishes to receive as payment attributable to its Shares in such Liquidation Event (utilizing the valuation placed on such class or type of consideration by the Board in accordance with **Section 5.3 (c)** below). The Corporation shall provide the holders of the Series B Preferred Stock with a reasonable amount of time (which absent extraordinary circumstances shall not be less than five business days) to make the foregoing election. The Corporation shall promptly provide to the holders of Series B Preferred Stock such information concerning the terms of such Liquidation Event and the value of the types of consideration involved as may reasonably be requested by such holders. If the amount of any class of consideration is insufficient to satisfy all requests by the holders of the Series B Preferred Stock and the Series A Preferred Stock, then such consideration shall be distributed among the holders of the Series B Preferred Stock and the Series A Preferred Stock requesting such consideration in proportion to each such holder's pro rata ownership of the outstanding Series B Preferred Stock and Series A Preferred Stock.

(b) Notwithstanding the foregoing, in the event of a Liquidation Event, as described in **Section 5.1 (ii)(C)**, the consideration required to be paid by the Corporation pursuant to **Section 5.1** shall be paid by the Corporation on the effective date of such Liquidation Event in cash.

(c) Any securities or other non-cash consideration to be delivered to the holders of the Series B Preferred Stock upon any Liquidation Event shall be valued as follows: (A) if traded on a nationally recognized securities exchange or inter-dealer quotation system, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty-one (21) trading days (or all such trading days on which such securities have been traded if fewer than twenty-one (21) days) ending three (3) days before the consummation of such Liquidation Event; (B) if traded on the over-the-counter bulletin board quotation system, the value shall be deemed to be the average of the closing bid prices over the twenty-one (21) trading days (or all such trading days on which such securities have been traded if fewer than twenty-one (21) days) ending three (3) days before the consummation of such Liquidation Event; and (C) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by unanimous resolution of the Board. If in making such determination, the Board does not unanimously agree on the fair market value, then a majority of the Board shall engage, on behalf of the Corporation, a reputable investment banking firm to undertake such valuation. The foregoing notwithstanding, if the holders of more than fifty percent (50%) of the Shares advise the Board in writing that such holders disagree with such determination, then the Corporation and such holders shall promptly agree upon a reputable investment banking firm to undertake such valuation. If such holders and the Corporation cannot agree upon an investment banking firm, their dispute regarding valuation should be determined pursuant to the commercial arbitration rules of the American Arbitration Association. If the valuation of such investment banking firm or the American Arbitration Association is greater than that determined by the Board by at least five percent (5%), then all fees and expenses of such investment banking firm or the American Arbitration Association shall be paid by the Corporation. In all other circumstances, such fees and expenses shall be paid by such holders.

5.4 Notice. Prior to the occurrence of any Liquidation Event, the Corporation will furnish each holder of the Series B Preferred Stock (i) notice to each holder at its address shown on the records of the Corporation, together with a certificate prepared by the chief financial officer of the Corporation describing in reasonable detail the facts of such Liquidation Event, stating in reasonable detain the amount(s) per share of Series B Preferred Stock each holder of Series B Preferred Stock would receive pursuant to **Section 5.1** hereof and stating in reasonable detail the facts upon which such amount was determined and describing (if applicable) in reasonable detail all material terms of such Liquidation Event, to the extent known by the Corporation, including without limitation the consideration to be delivered in connection with such Liquidation Event, the valuation of the Corporation at the time of such Liquidation Event and the identities of the parties to the Liquidation Event.

6. Voting.

6.1 Voting Generally. Each holder of outstanding Shares of Series B Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock and Series A Preferred Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law or by the provisions of **Section 6.3** below. In any such vote, each Share of Series B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which the Share is convertible pursuant to **Section 8** herein as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding Shares of Series B Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation's bylaws.

6.2 Election of Directors. In the election of directors to the Corporation, the holders of outstanding Shares of Series B Preferred Stock, voting as a separate class, shall be entitled to elect by majority vote (with each Share of Series B Preferred Stock entitled to one vote) one individual to the Board (such individual, the "**Series B Director**"). A Series B Director may be removed at any time as a director on the Board (with or without cause) upon, and only upon, the written request of the holders of the outstanding Shares of Series B Preferred Stock (voting as a separate class by majority vote with each Share of Series B Preferred stock entitled to one vote). In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Series B Director, then the holders of the outstanding Shares of Series B Preferred Stock (voting as a separate class by majority vote with each Share of Series B Preferred stock entitled to one vote) shall have the right to designate an individual to fill such vacancy. In the event that the holders of Shares of Series B Preferred stock shall fail to designate in writing a representative to fill the vacant Series B Director seat on the Board, and such Board seat shall remain vacant until such time as the holders of Shares of Series B Preferred stock elect an individual to fill such seat in accordance with this **Section 6.2**, and during any period where such seat remains vacant, the Board nonetheless shall be deemed duly constituted.

6.3 Other Special Voting Rights. Without the prior written consent of holders of not less than a majority of the then total outstanding Shares of Series B Preferred Stock, voting separately as a single class with one vote per Share, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such holders, and any other applicable stockholder approval requirements required by law, the Corporation shall not take, and shall cause its Subsidiaries not to take or consummate, any of the actions or transactions described in this **Section 6.3** (any such action or transaction without such prior written consent being null and void *ab initio* and of no force or effect) as follows:

(a) effect a Liquidation Event;

(b) amend, alter or repeal any provision of the Certificate of Incorporation or bylaws;

(c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series B Preferred Stock, or increase the authorized number of shares of Series B Preferred Stock;

(d) purchase or redeem or pay any dividend on any capital stock junior to the Series B Preferred Stock (other than a repurchase by the Company pursuant to a repurchase right in an employee equity award granted under the Company's equity incentive plans, provided, however, that such repurchase must be approved by a majority of the Board, such majority to include the Series B Director);

(e) create or authorize the creation of any debt security;

(f) increase the size of the Board of Directors to a number in excess of nine directors;

(g) change the principal business of the Company, enter into new lines of business or exit the current line of business;

(h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate (as defined in Rule 12b-2 promulgated under the Exchange Act of 1934, as amended) of any such person;

(i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Corporation (except for Koning (Tianjin) Medical Equipment Co. LTD.);

(j) make any loan or advance to any person, including any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock option plan approved by the Board of Directors;

(k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(l) make any investment other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank having a net worth in excess of $100,000,000 or obligations issued or guaranteed by the United States of America, in each case having a maturity in excess of two years;

(m) incur any aggregate indebtedness in excess of $1,000,000 that is not included in a Board-approved budget, other than trade credit incurred in the ordinary course of business;

(n) hire or fire executive officers without the prior approval of the Board; increase the compensation of executive officers, including approving any additional option plans;

(o) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business;

(p) effect any amendment to, or modification of, this Certificate of Designation, Preferences and Rights that would adversely affect the rights or preferences pertaining to Series B Preferred Stock; or

(q) reclassify any shares of Series B Preferred Stock.

7. Redemption.

7.1 Redemption. In the event that the Company has not closed a Change of Control or a Qualified IPO on or before the date that is the third anniversary of the date of issuance of Series B Preferred Stock, then the holders of Series B Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of the then outstanding Shares of Series B Preferred Stock redeemed by the Corporation (a **"Series B Redemption"**) for a price per Share equal to the Liquidation Value for such Share, plus all unpaid accrued and accumulated dividends on such Share (whether or not declared) (the **"Series B Redemption Price"**). Any such Series B Redemption shall occur not more than sixty (60) days following receipt by the Corporation of a written election notice (the **"Series B Election Notice"**) from the holders of not less than a majority of Series B Preferred Stock, stating the aggregate number of Shares to be redeemed. Upon receipt of a Series B Election Notice, all holders of Series B Preferred Stock shall be deemed to have elected to have all, or in the case of an election to redeem less than all of the Shares of Series B Preferred Stock, the same *pro rata* portion of their Shares redeemed pursuant to this **Section 7** and such election shall bind all holders of Series B Preferred Stock; *provided*, that notwithstanding anything to the contrary contained herein, each holder of Shares of Series B Preferred Stock shall have the right to elect prior to the Series B Conversion Election Date to give effect to the conversion rights contained in **Section 8** instead of giving effect to the provisions contained in this **Section 7** with respect to the Shares of Series B Preferred Stock held by such holder. In exchange for the surrender to the Corporation by the respective holders of Shares of Series B Preferred Stock of their certificate or certificates representing such Shares in accordance with **Section 7.4** below, the aggregate Series B Redemption Price for all Shares held by each holder of Shares shall be payable in cash in immediately available funds to the respective holders of the Series B Preferred Stock on the applicable Series B Redemption Date and the Corporation shall contribute all of its assets to the payment of the Series B Redemption Price, and to no other corporate purpose, except to the extent prohibited by applicable Delaware law. The redemption right set forth in this Section 7 shall terminate on the earliest to occur of (the **"Redemption Right Termination Date"**): (i) a Change of Control; (ii) a Qualified IPO; and (iii) the fifth anniversary of the date of issuance of Series B Preferred Stock; provided however, with respect to item (iii), if any Series B Election Notice has been issued before the Redemption Right Termination Date but Series B Redemption cannot be completed before the Redemption Right Termination Date due to the Company's lack of legally available funds, then the redemption right of the holders of Series B Preferred Stock shall survive the Redemption Right Termination Date and shall only terminate after Series B Redemption is completed.

7.2 Redemption Notice. As promptly as practicable, but in no event later than ten (10) days, following receipt of a Series B Election Notice, the Corporation shall send, postage prepaid, written notice (the "**Series B Redemption Notice**") of its receipt of a Series B Election Notice to each holder of record of Series B Preferred Stock, provided that the Corporation's failure to give such Series B Redemption Notice shall in no way affect its obligation to redeem the Shares. Each Series B Redemption Notice shall state:

(a) the number of Shares of Series B Preferred Stock held by the holder that the Corporation shall redeem on the Series B Redemption Date specified in the Series B Redemption Notice;

(b) the date of the closing of the redemption, which pursuant to **Section 7.1** shall be no later than sixty (60) days following receipt by the Corporation of the Series B Election Notice (the applicable date, the "**Series B Redemption Date**") and the Series B Redemption Price;
the date upon which the holder's right to convert its Shares pursuant to **Section 8** terminates, which date shall be no earlier than five (5) days before the Series B Redemption Date (the applicable date, the "**Series B Conversion Election Date**"); and

(c) the manner and place designated for surrender by the holder to the Corporation of his, her or its certificate or certificates representing the Shares of Series B Preferred Stock to be redeemed.

7.3 Insufficient Funds; Remedies For Nonpayment.

(a) Insufficient Funds. If on any Series B Redemption Date, the assets of the Corporation legally available are insufficient to pay the full Series B Redemption Price for the total number of Shares elected to be redeemed pursuant to **Section 7.1**, the Corporation shall (i) take all appropriate action reasonably within its means to maximize the assets legally available for paying the Series B Redemption Price, (ii) redeem out of all such assets legally available therefor on the applicable Series B Redemption Date the maximum possible number of Shares that it can redeem on such date, *pro rata* among the holders of such shares of Series B Preferred Stock to be redeemed in proportion to the aggregate number of shares of Series B Preferred Stock elected to be redeemed by each such holder on the applicable Series B Redemption Date and (iii) following the applicable Series B Redemption Date, at any time and from time to time when additional assets of the Corporation become legally available to redeem the remaining Shares, the Corporation shall immediately use such assets to pay the remaining balance of the aggregate applicable Series B Redemption Price.

(b) Remedies For Nonpayment. If on any Series B Redemption Date, all of the Shares elected to be redeemed pursuant to a Series B Election Notice are not redeemed in full by the Corporation by paying the entire Series B Redemption Price, until such Shares are fully redeemed and the aggregate Series B Redemption Price paid in full, all of the unredeemed Shares shall remain outstanding and continue to have the rights, preferences and privileges expressed herein, including the accrual and accumulation of dividends thereon as provided in **Section 4.**

7.4 Surrender of Certificates. Upon receipt of payment of Series B Redemption Price, each holder of Shares of Series B Preferred Stock not otherwise electing prior to the Series B Conversion Election Date to convert its Shares pursuant to **Section 8** shall surrender the certificate or certificates representing such Shares to the Corporation, in the manner and place designated in the Series B Redemption Notice, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated in the Series B Redemption Notice. Each surrendered certificate shall be canceled and retired; *provided*, that if less than all the Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed Shares shall be issued in the name of the applicable holder of record of canceled stock certificate and the remaining Shares shall remain outstanding and subject to the provision hereof.

7.5 Rights Subsequent to Redemption. If on the applicable Series B Redemption Date, the Series B Redemption Price is paid (or tendered for payment) for any of the Shares to be redeemed on such Series B Redemption Date, then on such date all rights of the holder in the Shares so redeemed and paid or tendered, including any rights to dividends on such Shares, shall cease, and such Shares shall no longer be deemed issued and outstanding.

8. Conversion.

8.1 Right to Convert; Automatic Conversion

(a) Right to Convert. Subject to the provisions of this **Section 8,** at any time and from time to time on or after the Date of Issuance, any holder of Series B Preferred Stock shall have the right by written election to the Corporation, without payment of any additional consideration, to convert all or any portion of the outstanding Shares of Series B Preferred Stock (including any fraction of a Share) held by such holder into an aggregate number of shares of Common Stock (including any fraction of a share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) to be converted by the Liquidation Value thereof, and then (ii) dividing the result by the Conversion Price in effect immediately prior to such conversion. In addition, the holder of Series B Preferred Stock shall be entitled, upon conversion, to receive a cash payment in the amount of any and all accrued but unpaid dividends and other amounts due and payable in respect of the Shares of Series B Preferred Stock which are converted. The initial conversion price per Share (the "**Conversion Price**") shall be the Liquidation Value of such Share divided by ten (or $2.447), subject to adjustment as applicable in accordance with **Section 8.6** below.

(b) Automatic Conversion. Subject to the provisions of this **Section 8,** in connection with, and immediately before the closing of, a Qualified Public Offering by the Corporation or a Change of Control, or with the consent of the holder of at least two-third of the outstanding Series B Preferred Stock, all of the outstanding Shares of Series B Preferred Stock (including any fraction of a Share) held by stockholders shall automatically, without payment of any additional consideration, convert into an aggregate number of shares of Common Stock (including any fraction of a Share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) to be converted by the Liquidation Value thereof, and then (ii) dividing the result by the applicable Conversion Price then in effect. If a closing of a Qualified Public Offering occurs, such automatic conversion of all of the outstanding Shares of Series B Preferred Stock shall be deemed to have been converted into shares of Common Stock as of immediately prior to such closing. In addition, the holder of Series B Preferred Stock shall be entitled, upon conversion, to receive a cash payment in the amount of any and all accrued but unpaid dividends and other amounts due and payable in respect of the Shares of Series B Preferred Stock which are converted.

8.2 Procedures for Conversion; Effect of Conversion

(a) Procedures for Holder Conversion. In order to effectuate a conversion of Shares of Series B Preferred Stock pursuant to **Section 8.1(a)**, a holder shall (a) submit a written election to the Corporation that such holder elects to convert Shares, the number of Shares elected to be converted and (b) surrender, along with such written election, to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such Shares hereunder shall be deemed effective as of the date of surrender of such Series B Preferred Stock certificate or certificates or delivery of such affidavit of loss. Upon the receipt by the Corporation of a written election and the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within ten (10) days thereafter) deliver to the relevant holder (a) a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Common Stock (including any fractional share) to which such holder shall be entitled upon conversion of the applicable Shares as calculated pursuant to **Section 8.1(a)** , plus a cash payment in the amount of any and all accrued but unpaid dividends and other amounts due and payable in respect of the Shares of Series B Preferred Stock which are converted and, if applicable (b) a certificate in such holder's (or the name of such holder's designee as stated in the written election) for the number of Shares of Series B Preferred Stock (including any fractional share) represented by the certificate or certificates delivered to the Corporation for conversion but otherwise not elected to be converted pursuant to the written election. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(b) Procedures for Automatic Conversion. Immediately before the closing of, a Qualified Public Offering by the Corporation or a Change of Control, or with the consent of the holder of at least two-third of the outstanding Series B Preferred Stock, all outstanding Shares of Series B Preferred Stock shall be converted to the number of shares of Common Stock calculated pursuant to **Section 8.1(b)** without any further action by the relevant holder of such Shares or the Corporation. As promptly as practicable following such Qualified Public Offering (but in any event within five (5) days thereafter), the Corporation shall send each holder of Shares of Series B Preferred Stock written notice of such event. Upon receipt of such notice, each holder shall surrender to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. Upon the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within ten (10) days thereafter) deliver to the relevant holder a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Common Stock (including any fractional share) to which such holder shall be entitled upon conversion of the applicable Shares, plus a cash payment in the amount of any and all accrued but unpaid dividends and other amounts due and payable in respect of the Shares of Series B Preferred Stock which are converted. All shares of Common Stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(c) Fractional Shares. The Corporation shall not be obliged to deliver to holders of Series B Preferred Stock any fractional shares of Common Stock issuable upon any conversion of such Series B Preferred Stock, but in lien thereof may make a cash payment in respect thereof in any manner permitted by law.

(d) Effect of Conversion. All Shares of Series B Preferred Stock converted as provided in this **Section 8.1** shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Shares shall immediately cease and terminate as of such time (including, without limitation, any right of redemption pursuant to **Section** 7), other than the right of the holder to receive shares of Common Stock and payment in lieu of any fraction of a Share in exchange therefor.

8.3 Reservation of Stock. The Corporation shall at all times when any Shares of Series B Preferred Stock is outstanding reserve and keep available out of its authorized but unissued shares of capital stock, solely for the purpose of issuance upon the conversion of the Series B Preferred Stock, such number of shares of Common Stock issuable upon the conversion of all outstanding Series B Preferred Stock pursuant to this

Section 8, taking into account any adjustment to such number of shares so issuable in accordance with **Section 8.6** hereof. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its capital stock in any manner which would prevent the timely conversion of the Shares of Series B Preferred Stock.

8.4 No Charge or Payment. The issuance of certificates for shares of Common Stock upon conversion of Shares of Series B Preferred Stock pursuant to **Section 8.1** shall be made without payment of additional consideration by, or other charge, cost or tax to, the holder in respect thereof.

8.5 Termination of Conversion Rights. In the event of a Series B Election Notice, the conversion rights described herein of the Shares designated for redemption shall terminate at the close of business on the applicable Series B Conversion Election Date, unless the Series B Redemption Price is not fully paid on such redemption date, in which case the conversion rights for such Shares shall continue until such price is paid in full.

8.6 Adjustment to Conversion Price and Number of Conversion Shares. In order to prevent dilution of the conversion rights granted under this **Section 8**, the Conversion Price and the number of Conversion Shares issuable on conversion of the Shares of Series B Preferred Stock shall be subject to adjustment from time to time as provided in this **Section 8.6**.

(a) Adjustment to Conversion Price upon Issuance of Common Stock. Except as provided in **Section 8.6(c)** and except in the case of an event described in either **Section 8.6(e)** or **Section 8.6(f)**, if the Corporation shall, at any time or from time to time after the Date of Issuance, issue or sell, or in accordance with **Section 8.6(d)** is deemed to have issued or sold, any shares of Common Stock without consideration or for consideration per share less than the Conversion Price in effect immediately prior to such issuance or sale (or deemed issuance or sale), then immediately upon such issuance or sale (or deemed issuance or sale), the Conversion Price in effect immediately prior to such issuance or sale (or deemed issuance or sale) shall be reduced (and in no event increased) to a Conversion Price equal to the quotient obtained by dividing:

(i) the sum of (A) the product obtained by multiplying the Common Stock Deemed Outstanding immediately prior to such issuance or sale (or deemed issuance or sale) by the Conversion Price then in effect plus (B) the aggregate consideration, if any, received by the Corporation upon such issuance or sale (or deemed issuance or sale); by

(ii) the sum of (A) the Common Stock Deemed Outstanding immediately prior to such issuance or sale (or deemed issuance or sale) plus (B) the aggregate number of shares of Common Stock issued or sold (or deemed issued or sold) by the Corporation in such issuance or sale (or deemed issuance or sale).

Whenever following the Date of Issuance, the Corporation shall issue or sell, or in accordance with **Section 8.6(d)** is deemed to have issued or sold, any shares of Common Stock, the Corporation shall prepare a certificate signed by an executive officer setting forth, in reasonable detail, the number of shares issued or sold, or deemed issued or sold, the amount and the form of the consideration received by the Corporation and the method of computation of such amount and shall cause copies of such certificate to be mailed to the holders of record of Series B Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder).

(b) Adjustment to Number of Conversion Shares Upon Adjustment to Conversion Price. Upon any and each adjustment of the Conversion Price as provided in **Section 8.6(a)**, the number of Conversion Shares issuable upon the conversion of the Series B Preferred Stock immediately prior to any such adjustment shall be increased to a number of Conversion Shares equal to the quotient obtained by dividing:

(i) the product of (A) the Conversion Price in effect immediately prior to any such adjustment multiplied by (B) the number of Conversion Shares issuable upon conversion of the Series B Preferred Stock immediately prior to any such adjustment; by

(ii) the Conversion Price resulting from such adjustment.

(c) Exceptions To Adjustment Upon Issuance of Common Stock. Anything herein to the contrary notwithstanding, there shall be no adjustment to the Conversion Price or the number of Conversion Shares issuable upon conversion of the Series B Preferred Stock with respect to any Excluded Issuance.

(d) Effect of Certain Events on Adjustment to Conversion Price. For purposes of determining the adjusted Conversion Price under **Section 8.6(a)** hereof, the following shall be applicable:

(i) Issuance of Options. If the Corporation shall, at any time or from time to time after the Date of Issuance, in any manner grant or sell (whether directly or by assumption in a merger or otherwise) any Options, whether or not such Options or the right to convert or exchange any Convertible Securities issuable upon the exercise of such Options are immediately exercisable, and the price per share (determined as provided in this paragraph and in **Section 8.6(d)(v)**) for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of Convertible Securities issuable upon the exercise of such Options is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued as of the date of granting or sale of such Options (and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price under **Section 8.6(a)**), at a price per share equal to the quotient obtained by dividing (A) the sum (which sum shall constitute the applicable consideration received for purposes of **Section 8.6(a)**) of (x) the total amount, if any, received or receivable by the Corporation as consideration for the granting or sale of all such Options, plus (y) the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the issuance or sale of all such Convertible Securities and the conversion or exchange of all such Convertible Securities, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of all Convertible Securities issuable upon the exercise of all such Options. Except as otherwise provided in **Section 8.6(d)(iii)**, no further adjustment of the Conversion Price shall be made upon the actual issuance of Common Stock or of Convertible Securities upon exercise of such Options or upon the actual issuance of Common Stock upon conversion or exchange of Convertible Securities issuable upon exercise of such Options.

(ii) Issuance of Convertible Securities. If the Corporation shall, at any time or from time to time after the Date of Issuance, in any manner grant or sell (whether directly or by assumption in a merger or otherwise) any Convertible Securities, whether or not the right to convert or exchange any such Convertible Securities is immediately exercisable, and the price per share (determined as provided in this paragraph and in **Section 8.6(d)(v)**) for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such Convertible Securities, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of the total maximum amount of such Convertible Securities shall be deemed to have been issued as of the date of granting or sale of such Convertible Securities (and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price pursuant to **Section 8.6(a)**), at a price per share equal to the quotient obtained by dividing (A) the sum (which sum shall constitute the applicable consideration received for purposes of **Section 8.6(a)**) of (x) the total amount, if any, received or receivable by the Corporation as consideration for the granting or sale of such Convertible Securities, plus (y) the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange of all such Convertible Securities, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. Except as otherwise provided in **Section 8.6(d)(iii)**, (A) no further adjustment of the Conversion Price shall be made upon the actual issuance of Common Stock upon conversion or exchange of such Convertible Securities and (B) no further adjustment of the Conversion Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price have been made pursuant to the other provisions of this **Section 8.6(d)**.

(iii) Change in Terms of Options or Convertible Securities. Upon any change in any of (A) the total amount received or receivable by the Corporation as consideration for the granting or sale of any Options or Convertible Securities referred to in **Section 8.6(d)(i)** or **Section 8.6(d)(ii)** hereof, (B) the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the exercise of any Options or upon the issuance, conversion or exchange of any Convertible Securities referred to in **Section 8.6(d)(i)** or **Section 8.6(d)(ii)** hereof, (C) the rate at which Convertible Securities referred to in **Section 8.6(d)(i)** or **Section 8.6(d)(ii)** hereof are convertible into or exchangeable for Common Stock, or (D) the maximum number of shares of Common Stock issuable in connection with any Options referred to in **Section 8.6(d)(i)** hereof or any Convertible Securities referred to in **Section 8.6(d)(ii)** hereof (in each case, other than in connection with an Excluded Issuance), then (whether or not the original issuance or sale of such Options or Convertible Securities resulted in an adjustment to the Conversion Price pursuant to this **Section 8.6**) the Conversion Price in effect at the time of such change shall be adjusted or readjusted, as applicable, to the Conversion Price which would have been in effect at such time pursuant to the provisions of this **Section 8.6** had such Options or Convertible Securities still outstanding provided for such changed consideration, conversion rate or maximum number of shares, as the case may be, at the time initially granted, issued or sold, but only if as a result of such adjustment or readjustment the Conversion Price then in effect is reduced, and the number of Conversion Shares issuable upon the conversion of the Series B Preferred Stock immediately prior to any such adjustment or readjustment shall be correspondingly adjusted or readjusted pursuant to the provisions of **Section 8.6(b)**.

(iv) Treatment of Expired or Terminated Options or Convertible Securities. Upon the expiration or termination of any unexercised Option (or portion thereof) or any unconverted or unexchanged Convertible Security (or portion thereof) for which any adjustment (either upon its original issuance or upon a revision of its terms) was made pursuant to this **Section 8.6** (including without limitation upon the redemption or purchase for consideration of all or any portion of such Option or Convertible Security by the Corporation), the Conversion Price then in effect hereunder shall forthwith be changed pursuant to the provisions of this **Section 8.6** to the Conversion Price which would have been in effect at the time of such expiration or termination had such unexercised Option (or portion thereof) or unconverted or unexchanged Convertible Security (or portion thereof), to the extent outstanding immediately prior to such expiration or termination, never been issued.

(v) Calculation of Consideration Received. If the Corporation shall, at any time or from time to time after the Date of Issuance, issue or sell, or is deemed to have issued or sold in accordance with **Section 8.6(d)**, any shares of Common Stock, Options or Convertible Securities: (A) for cash, the consideration received therefor shall be deemed to be the net amount received by the Corporation therefor; (B) for consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be the fair value of such consideration, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Corporation shall be the market price (as reflected on any securities exchange, quotation system or association or similar pricing system covering such security) for such securities as of the end of business on the date of receipt of such securities; (C) for no specifically allocated consideration in connection with an issuance or sale of other securities of the Corporation, together comprising one integrated transaction, the amount of the consideration therefor shall be deemed to be the fair value of such portion of the aggregate consideration received by the Corporation in such transaction as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be, issued in such transaction; or (D) to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be, issued to such owners. The net amount of any cash consideration and the fair value of any consideration other than cash or marketable securities shall be determined in good faith by the Board.

(vi) Record Date. For purposes of any adjustment to the Conversion Price or the number of Conversion Shares in accordance with this **Section 8.6**, in case the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be. In each such event, lawful and adequate provision shall be made so that the holders of Series B Preferred Stock, shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the number of securities of the Corporation which they would have received had their Series B Preferred Stock been converted into Common Stock prior to the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this **Section 8** as applied to such distributed securities.

(vii) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof or the transfer of such shares among the Corporation and its wholly-owned subsidiaries) shall be considered an issue or sale of Common Stock for the purpose of this **Section 8.6**.

(e) Adjustment to Conversion Price and Conversion Shares Upon Dividend, Subdivision or Combination of Common Stock. If the Corporation shall, at any time or from time to time after the Date of Issuance, (i) pay a dividend or make any other distribution upon the Common Stock or any other capital stock of the Corporation payable in shares of Common Stock or in Options or Convertible Securities, or (ii) subdivide (by any stock split, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to any such dividend, distribution or subdivision shall be proportionately reduced and the number of Conversion Shares issuable upon conversion of the Series B Preferred Stock shall be proportionately increased. If the Corporation at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased and the number of Conversion Shares issuable upon conversion of the Series B Preferred Stock shall be proportionately decreased. Any adjustment under this **Section 8.6(e)** shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective.

(f) Adjustment to Conversion Price and Conversion Shares Upon Reorganization, Reclassification, Consolidation or Merger. In the event of any (i) capital reorganization of the Corporation, (ii) reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) consolidation or merger of the Corporation with or into another Person, (iv) sale of all or substantially all of the Corporation's assets to another Person or (v) other similar transaction (other than any such transaction covered by **Section 8.6(e)**), in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, each Share of Series B Preferred Stock shall, immediately after such reorganization, reclassification, consolidation, merger, sale or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Conversion Shares then convertible for such Share, be exercisable for the kind and number of shares of stock or other securities or assets of the Corporation or of the successor Person resulting from such transaction to which such Share would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or similar transaction if the Share had been converted in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or similar transaction and acquired the applicable number of Conversion Shares then issuable hereunder as a result of such conversion (without taking into account any limitations or restrictions on the convertibility of such Share, if any); and, in such case, appropriate adjustment [(in form and substance satisfactory to the holder of such Share)] shall be made with respect to such holder's rights under this Certificate of Designation to insure that the provisions of this **Section 8** hereof shall thereafter be applicable, as nearly as possible, to the Series B Preferred Stock in relation to any shares of stock, securities or assets thereafter acquirable upon conversion of Series B Preferred Stock (including, in the case of any consolidation, merger, sale or similar transaction in which the successor or purchasing Person is other than the Corporation, an immediate adjustment in the Conversion Price to the value per share for the Common Stock reflected by the terms of such consolidation, merger, sale or similar transaction, and a corresponding immediate adjustment to the number of Conversion Shares acquirable upon conversion of the Series B Preferred Stock without regard to any limitations or restrictions on conversion, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger, sale or similar transaction). The provisions of this **Section 8.6(f)** shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or similar transactions. The Corporation shall not effect any such reorganization, reclassification, consolidation, merger, sale or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Corporation) resulting from such reorganization, reclassification, consolidation, merger, sale or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Certificate of Designation, the obligation to deliver to the holders of Series B Preferred Stock such shares of stock, securities or assets which, in accordance with the foregoing provisions, such holders shall be entitled to receive upon conversion of the Series B Preferred Stock. Notwithstanding anything to the contrary contained herein, with respect to any corporate event or other transaction contemplated by the provisions of this **Section 8.6(f)**, each holder of Shares of Series B Preferred Stock shall have the right to elect prior to the consummation of such event or transaction, to give effect to the provisions of **Section 5** (if applicable to such event or transaction), **Section 7.1** or **Section 8** hereunder, instead of giving effect to the provisions contained in this **Section 8.6(f)** with respect to such holder's Series B Preferred Stock.

(g) Certain Events. If any event of the type contemplated by the provisions of this **Section 8.6** but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features) occurs, then the Board shall make an appropriate adjustment in the Conversion Price and the number of Conversion Shares issuable upon conversion of Shares of Series B Preferred Stock so as to protect the rights of the holder of such Shares in a manner consistent with the provisions of this **Section 8**; *provided*, that no such adjustment pursuant to this **Section 8.6** shall increase the Conversion Price or decrease the number of Conversion Shares issuable as otherwise determined pursuant to this **Section 8.**

(h) Certificate as to Adjustment.

(i) As promptly as reasonably practicable following any adjustment of the Conversion Price, but in any event not later than thirty days thereafter, the Corporation shall, at its own expense, furnish to each holder of record of Series B Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Corporation of a written request by any holder of Series [B Preferred Stock, but in any event not later than thirty days thereafter, the Corporation shall furnish to such holder a certificate of an executive officer certifying the Conversion Price then in effect and the number of Conversion Shares or the amount, if any, of other shares of stock, securities or assets then issuable to such holder upon conversion of the Shares of Series B Preferred Stock held by such holder.

(i) Notices. In the event:

(i) that the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, any consolidation or merger of the Corporation with or into another Person, or sale of all or substantially all of the Corporation's assets to another Person; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, and in each such case, the Corporation shall send or cause to be sent to each holder of record of Series B Preferred Stock at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) at least thirty days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Corporation shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon conversion of the Series B Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series B Preferred Stock and the Conversion Shares.

9. Reissuance of Series B Preferred Stock. Any Shares of Series B Preferred Stock redeemed, converted or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold or transferred.

10. Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the [third] day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this **Section 10**).

11. Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Corporation and the holders of a majority of the Series B Preferred Stock and any such written amendment, modification or waiver will be binding upon the Corporation and each holder of Series B Preferred Stock; *provided*, that no such action shall change or waive (a) the definition of Liquidation Value, (b) the rate at which or the manner in

which dividends on the Series B Preferred Stock accrue or accumulate or the times at which such dividends become payable pursuant to **Section 4**, or (c) this **Section 11**, without the prior written consent of each holder of outstanding Shares of Series B Preferred Stock; *provided, further*, that no amendment, modification or waiver of the terms or relative priorities of the Series B Preferred Stock may be accomplished by the merger, consolidation or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders in accordance with this **Section 11**.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its President this 25th day of July, 2014.

KONING CORPORATION

By: ______________________
Name: Ruola Ning, PhD.
Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "KONING CORPORATION", FILED IN THIS OFFICE ON THE FIFTH DAY OF JANUARY, A.D. 2012, AT 11:17 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

3480092 8100

120013791

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9276719

DATE: 01-05-12

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 01/05/2012
FILED 11:17 AM 01/05/2012
SRV 120013791 - 3480092 FILE

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
KONING CORPORATION

KONING CORPORATION (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of said Corporation, by the unanimous written consent of its members filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said Corporation:

RESOLVED, that the first sentence of Section 4 of the Certificate of Incorporation of the Corporation be amended to read as follows:

4. The aggregate number of shares which the Corporation shall have authority to issue is One Hundred Three Million (103,000,000), consisting of One Hundred Million (100,000,000) shares of Common Stock, par value $.001 per share, and Three Million (3,000,000) shares of Preferred Stock, par value $.01 per share.

SECOND: That in addition to setting forth said amendment, the resolutions further provided:

RESOLVED, that for the purpose of reclassifying the shares of Common Stock of the par value of $.01 each of this Corporation into shares of the par value of $.001 each authorized by the foregoing amendment, the Certificate of Amendment to the Certificate of Incorporation of this Corporation embodying said amendment shall contain the following additional provisions:

Ten shares of $.001 par value Common Stock shall be deemed to be issued and outstanding immediately upon said amendment becoming effective by filing a Certificate of Amendment with the Delaware Secretary of State (the "Effective Date") for each share of $.01 par value Common Stock issued and outstanding at the close of business on the date prior to the Effective Date (the "Record Date"). Such reclassification shall be effected as follows:

(1) Each certificate representing shares of common stock, par value $.01 per share issued and outstanding at the close of business on the Record Date, until surrendered for transfer or for a new certificate or certificates, represent the same number of shares stated in such certificate of $.001 par value common stock. Upon surrender of such certificate or certificates, this Corporation shall issue a new certificate or certificates representing the same number of shares of $.001 par value Common Stock.

(2) Promptly after the Effective Date, each holder of $.01 par value Common Stock at the close of business on the Record Date shall be entitled to receive and without surrender of any certificates for its shares, 9 additional shares of $.001 Common Stock for each share of Common Stock held by such stockholder.

THIRD: That in lieu of a meeting and vote of shareholders, written consent to said amendment has been signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such written consent has been delivered in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FIFTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said KONING CORPORATION has caused this Certificate of Amendment to be signed by Ruola Ning, its President this 29th day of December, 2011.

/s/ Ruola Ning
Ruola Ning, PhD., President